Exhibit 1

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	August 26,	February 26,
	2012	2012
	(Dollars in thousands, except per share data)
ASSETS
Current assets:
Cash and cash equivalents	$24,425	$27,510
Accounts receivable, net of allowance for doubtful accounts of $382 and $160, respectively	36,515	37,066
Inventory	6,841	7,884
Deferred income taxes	1,611	1,613
Prepaid expenses and other current assets	4,905	4,454

Total current assets	74,297	78,527

Property and equipment, net	10,788	10,490
Intangible assets, net	3,228	3,024
Goodwill	10,297	9,591
Deferred income taxes	11,049	11,484
Deferred financing fees	7,737	9,216
Other assets	2,450	2,810

Total assets	$119,846	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK, AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$5,000	$5,000
Accounts payable	8,294	7,853
Accrued expenses	11,724	12,829
Accrued interest payable	9,403	9,608
Income taxes payable	462	103
Deferred income taxes	1,075	1,075
Deferred revenue	34,633	35,428

Total current liabilities	70,591	71,896

Long-term debt, net of discount	264,431	260,405
Embedded derivatives	25,980	25,884
Long-term deferred income taxes	232	232
Deferred revenue and other long-term liabilities	15,891	15,847

Total liabilities	377,125	374,264

Commitments and contingencies (Note 7)

Redeemable convertible preferred stock and redeemable ordinary stock:
Series A: 7,000 shares authorized; and 6,561 shares issued and outstanding at August 26, 2012 and February 26, 2012	113,557	109,189
Series B: 20,524 shares authorized; 3,532 shares issued and outstanding at August 26, 2012 and February 26, 2012	61,127	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	5,518
Ordinary shares subject to puts, 787 shares issued and outstanding at August 26, 2012 and February 26, 2012	1,181	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	181,383	174,664

Stockholders’ deficit:
Ordinary stock, $0.5801 par value, 181,003 shares authorized; 28,025 shares issued and outstanding at August 26, 2012 and February 26, 2012, respectively	16,257	16,257
Series A ordinary stock: $0.5801 par value, 7,678 shares authorized; 0 shares issued and outstanding at August 26, 2012 and February 26, 2012, respectively	—	—
Series B ordinary stock: $0.5801 par value, 90,115 shares authorized; 15,512 shares issued and outstanding at August 26, 2012 and February 26, 2012, respectively	8,998	8,998
Additional paid-in-capital	—	—
Accumulated deficit	(464,492)	(450,306)
Accumulated other comprehensive gain	575	1,265

Total stockholders’ deficit	(438,662)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ deficit	$119,846	$125,142

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	13 weeks ended		26 weeks ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
	(Dollars in thousands)
REVENUE
Product	$19,832	$17,347	$39,396	$34,236
Service	32,716	33,356	65,717	66,033

Total revenue	52,548	50,703	105,113	100,269

COST OF REVENUE
Product	8,454	7,635	15,754	15,123
Service	13,618	14,331	28,276	28,240

Total cost of revenue	22,072	21,966	44,030	43,363

Gross profit	30,476	28,737	61,083	56,906

OPERATING EXPENSES
Research and development	6,217	6,930	12,823	14,276
Sales and marketing	7,859	7,459	15,968	15,245
General and administrative	5,183	5,246	10,416	11,000
Restructuring charges	43	—	77	—
Management fees	300	300	600	600

Total operating expenses	19,602	19,935	39,884	41,121

Profit from operations	10,874	8,802	21,199	15,785

Interest income	4	5	10	11
Interest expense	(12,399)	(11,969)	(24,926)	(24,154)
Loss on extinguishment of debt	(939)	(1,222)	(939)	(1,222)
Loss on change in fair value for embedded derivatives	(534)	(1,326)	(825)	(1,663)
Other expense, net	(394)	(306)	(385)	(352)

Loss before income taxes	(3,388)	(6,016)	(5,866)	(11,595)
Income taxes	898	309	1,702	625

Net loss	$(4,286)	$(6,325)	$(7,568)	$(12,220)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (Unaudited)

	13 weeks ended		26 weeks ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
	(Dollars in thousands)
Net loss	$(4,286)	$(6,325)	$(7,568)	$(12,220)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	(126)	876	(688)	1,151

Changes in market value of equity security:
Unrealized loss, net of taxes of $1 and $1, and $1 and $1, respectively	(1)	(3)	(2)	(6)

Comprehensive loss	$(4,413)	$(5,452)	$(8,258)	$(11,075)

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	26 weeks ended
	August 26, 2012	August 28, 2011
	(Dollars in thousands)
OPERATING ACTIVITIES
Cash flows provided by operating activities:
Net loss	$(7,568)	$(12,220)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	3,426	3,917
Amortization of deferred financing costs and debt discount	5,747	5,143
Stock-based compensation	102	174
Provision for doubtful accounts	14	122
Inventory provision	195	439
Loss on extinguishment of debt	939	1,222
Premium on excess cash flow payment	(999)	(999)
Loss on change in fair value of embedded derivatives	825	1,663
Loss on sale of asset	31	—
Loss on retirement of property and equipment	31	—
Interest payable-in-kind	4,209	3,847
Changes in assets and liabilities
Accounts receivable	263	1,265
Inventory	270	(562)
Prepaid expenses and other current assets	(499)	(346)
Accounts payable	501	323
Accrued expenses	(758)	(1,819)
Accrued interest payable	(205)	(120)
Income taxes payable	349	(71)
Deferred revenue	(1,430)	497
Other long-term assets and liabilities	1,044	741

Net cash provided by operating activities	6,487	3,216

INVESTING ACTIVITIES
Cash flows used in investing activities:
Acquisition of property and equipment	(2,944)	(1,787)
Acquisition of business	(1,175)	—
Acquisition of other long-term assets	(56)	(40)

Net cash used in investing activities	(4,175)	(1,827)

FINANCING ACTIVITIES
Cash flows used in financing activities:
Payments on long-term debt	(4,995)	(4,997)
Payment of debt and equity issuance fees	—	(308)

Net cash used in financing activities	(4,995)	(5,305)

Effect of exchange rate changes on cash	(402)	557

Net decrease in cash and cash equivalents	(3,085)	(3,359)
Cash and cash equivalents at beginning of period	27,510	28,100

Cash and cash equivalents at end of period	$24,425	$24,741

The accompanying notes are an integral part of the interim consolidated financial statements.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

(Dollars in thousands)

NOTE 1 — NATURE OF BUSINESS

Stratus Technologies Bermuda Holdings Ltd. (“Stratus” or the “Company”) is a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and small to medium-sized businesses. The Company’s customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, healthcare and life sciences, manufacturing and logistics, and government and public safety. These customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses.

Stratus’ suite of products includes servers, services and software. The servers utilize a true, fault-tolerant systems architecture supported by a value-added services platform, which together provide industry-leading continuous availability with greater than 99.999% uptime (i.e., less than five minutes of annual unplanned downtime). The Company’s value-added services include maintenance services and managed services. Maintenance services are comprised of remote service management, predictive fault detection, root cause analysis and uptime guarantees. Managed services include long-term engagements where we manage many elements of a customer’s mission-critical server environment, as well as onsite consulting and project management.

The Company provides its products and services through direct sales and third-party channels, including distributors, value-added resellers, independent software vendors and systems integrators around the world. As of August 26, 2012, the Company employed 527 people globally.

The Company believes its cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. However, there is no assurance that cash flows from operations and additional financings will be available in the future to fund such obligations in the long-term. There can be no assurance that we will be able to refinance any of our debt obligations on commercially reasonable terms or at all. The Company currently anticipates that it will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company operates on a 52-to-53 week fiscal year that ends on the Sunday closest to the last day of February. The unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. These unaudited interim consolidated financial statements are for the period covering the thirteen and twenty-six weeks ended August 26, 2012 (also referred to as the “quarter-to-date fiscal period ended August 26, 2012” or the “quarter-to-date period ended August 26, 2012” and the “year-to-date fiscal period ended August 26, 2012” or the “year-to-date period ended August 26, 2012”) and the period covering the thirteen and twenty-six weeks ended August 28, 2011 (also referred to as the “quarter-to-date fiscal period ended August 28, 2011” or the “quarter-to-date period ended August 28, 2011” and the “year-to-date fiscal period ended August 28, 2011” or the “year-to-date period ended August 28, 2011”). All intercompany accounts and transactions have been eliminated.

The accompanying unaudited interim consolidated financial statements do not include all of the information and note disclosures required by generally accepted accounting principles (“GAAP”) in the United States. These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material inter-company balances and transactions have been eliminated.

These unaudited interim consolidated financial statements have been prepared based upon Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. It is management’s opinion that the accompanying unaudited interim consolidated financial statements reflect all adjustments (which are normal and recurring) that are necessary for a fair statement of the results for the interim periods. For a more complete discussion of significant accounting policies and certain other information, these consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto included in the Company’s annual report on Form 20-F for the year ended February 26, 2012.

The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full fiscal year. The February 26, 2012 balance sheet data was derived from audited consolidated financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Loss on change in fair value for embedded derivatives of $1,326 and $1,663 was included in other expense, net for the thirteen and twenty-six week periods ended August 28, 2011, respectively. This amount has been reclassified from other expense, net to loss on change in fair value for embedded derivatives to conform to current period presentation.

Out of period adjustments

During the quarter-to-date fiscal period ended August 26, 2012 the Company identified immaterial errors in service revenue and other income related to certain sales incentives during fiscal 2012 and the quarter-to-date fiscal period ended May 27, 2012.

The Company did not accrue for certain liabilities related to an incentive program with a third party distributor where the likelihood of the third party distributor reaching its sales incentive goals was probable at February 26, 2012 and May 27, 2012. These errors resulted in an overstatement of service revenue of $44 and $88 in fiscal 2012 and the quarter-to-date period ended May 27, 2012, as well as an overstatement of other income of $30 and $60 for the same periods. As a result of the error during the quarter-to-date period ended May 27, 2012 the Company’s variable compensation accrual was overstated by $37 at May 27, 2012, resulting in a net overstatement of profit before tax of $111 for the quarter-to-date period ended May 27, 2012. The Company corrected these errors in the quarter-to-date fiscal period ended August 26, 2012, which had the effect of reducing gross profit by $132, increasing loss before income taxes by $185 and net loss by $161.

During the quarter-to-date fiscal period ended May 27, 2012 the Company identified immaterial errors in deferred costs related to certain solution services engagements during fiscal 2005 to 2008 and in the classification of accrued expenses related to restoration costs at February 26, 2012.

The Company had incorrectly deferred costs related to certain solution services engagements. These errors resulted in an understatement of service expenses of $70 in fiscal 2005, $36 in fiscal 2006, $199 in fiscal 2007 and $241 in fiscal 2008. The Company corrected these errors in the year-to-date fiscal period ended August 26, 2012, which had the effect of reducing gross profit and increasing loss before income taxes of $546, and net loss by $478. In addition, this correction increased the carrying value of accrued expenses by $546.

Restoration costs related to a lease in Japan of $421 were included in accrued expenses at February 26, 2012. The Company revised the classification of this amount from accrued expenses to other deferred revenue and other long-term liabilities at February 26, 2012.

The Company concluded that these errors, individually or in the aggregate, were not material to the fiscal 2012, 2008, 2007, 2006 or 2005 financial statements. In addition, the Company concluded that the correction of these errors is not material to the estimated fiscal 2013 results.

Cash and cash equivalents

Cash equivalents include investments with maturities of three months or less at time of purchase and primarily consist of a highly liquid money market fund. The Company had $1,261 and $5,759 recorded as cash equivalents as of August 26, 2012 and February 26, 2012, respectively.

Restricted cash

The Company had $126 of restricted cash in other long-term assets at August 26, 2012 and February 26, 2012 for cash collateral obligations required in the ordinary course of business.

Fair value measurements

On March 22, 2010, the Company entered into the Second Amendment to the First Amended and Restated Second Lien Credit Agreement (“Lien 2”), which became effective upon the overall refinancing of the Company’s outstanding debt on April 8, 2010 (the “April 2010 Refinancing”). Also on April 8, 2010, the Company issued Units, each consisting of $480 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies Bermuda Ltd. and $520 principal amount of 12% Senior Secured Notes due 2015 of Stratus Technologies, Inc. (collectively, the “Senior Secured Notes” or the “Notes”). See the Company’s fiscal 2012 annual report filed on Form 20-F for more information on the April 2010 Refinancing.

In accordance with the accounting standards for fair value measurements and disclosures, certain of the Company’s assets and liabilities, including those associated with the Senior Secured Notes and the Lien 2 debt are measured at fair value. Fair value is defined as the price at which an asset would be sold or a liability would be transferred in an orderly transaction between market participants at the measurement date. The Company determines fair values using the following hierarchy:

•	Level 1 — Quoted prices in active markets for identical assets or liabilities.

•

Level 2 — Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

The following tables represent the Company’s assets and liabilities measured at the fair value on a recurring basis as of August 26, 2012 and February 26, 2012:

	Total August 26, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$1,261	$1,261	$—	$—
Investment in corporate equity security	27	27	—	—
Embedded derivative in Senior Secured Notes	151	—	—	151

Total	$1,439	$1,288	$—	$151

Liabilities:
Embedded derivatives in Senior Secured Notes	25,980	—	—	25,980

Total	$25,980	$—	$—	$25,980

	Total February 26, 2012	Quoted Prices in Active Market for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Cash equivalents in a highly liquid money market fund	$5,759	$5,759	$—	$—
Investment in corporate equity security	32	32	—	—
Embedded derivative in Senior Secured Notes	160	—	—	160

Total	$5,951	$5,791	$—	$160

Liabilities:
Embedded derivatives in Senior Secured Notes	25,884	—	—	25,884

Total	$25,884	$—	$—	$25,884

As of August 26, 2012, the carrying value of accounts receivable, accounts payable and short-term debt approximated their fair value due to the short-term nature of these financial instruments. The Company invests in a short-term money market fund that is classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. The Company’s investment in a corporate equity security is held in a security traded on a public market and may be converted to cash based on its market value on that date. As a result, these investments are classified Level 1 assets in the fair value hierarchy.

The Company determined the fair value of the Senior Secured Notes by identifying all of the possible redemption combinations that could occur, then constructed a payment schedule for the Senior Secured Notes and discounted the cash flows to their present values using a discount rate determined by adjusting the implied yield of the Senior Secured Notes at their inception. The fair value of the Notes is the weighted average present value of all paths. At August 26, 2012, the fair value of the Notes was approximately $228,040, which includes the net fair value of the embedded derivatives of $25,829. At February 26, 2012, the fair value of the Notes was approximately $227,679, which includes the net fair value of the embedded derivatives of $25,724. See Note 6 for the carrying value of the Notes at August 26, 2012 and February 26, 2012.

The income approach was used to value Lien 2. The cash flows for Lien 2 were projected as of the valuation date based on the contractual terms and conditions contained within the credit agreement relating to that loan. The cash flows generated were discounted to their present value using an estimated rate of return that reflected the relative risk of the security, as well as the time value of money. Factors used to determine the appropriate discount rate included an estimate of our credit quality based on comparable company financial metrics, seniority of the debt relative to the Company’s other outstanding financial instruments, as well as the interest terms under the Lien 2 credit agreement. The result was a range of concluded fair values. At August 26, 2012 and February 26, 2012, the concluded fair value of the Lien 2 debt was $90,260 and $85,001, respectively, which was less than the carrying value of the debt including accrued interest payable-in-kind of $95,674 and $91,465, respectively.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

The data sources utilized in this valuation model are not directly obtained from observable market activity and are significant to the fair value measurement of Level 3 unobservable inputs to the fair value hierarchy.

The Company analyzed the Senior Secured Notes in accordance with accounting standards for derivative instruments and hedging activities and identified certain features that were considered embedded derivatives:

•	the Issuer’s right to redeem the Senior Secured Notes at a specified price in the event of an Equity Offering;

•	the right of the holder of the Senior Secured Notes to sell back the Senior Secured Notes to the Company at a specified price in the event of a Change in Control; and

•	the Issuer’s requirement to make an offer to purchase the Senior Secured Notes with 100% of Excess Cash Flow (“ECF”) for each annual period ending on the last day of each fiscal year ending on or after February 27, 2011 at 120% of the principal amount, together with accrued and unpaid interest.

As of August 26, 2012, the fair value of the Equity Offering embedded derivative is $151 and is recorded in other assets in the consolidated balance sheet. The fair value of the Change in Control and ECF embedded derivatives are $25,680 and $300, respectively, and are recorded as long-term liabilities in the consolidated balance sheet. These embedded derivatives will be revalued quarterly and any change in fair value will be recorded in the consolidated statements of operations.

For the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011, the Company recorded an expense of $534 and $1,326, respectively, related to the net change in the fair value of the embedded derivatives.

For the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, the Company recorded an expense of $825 and $1,663, respectively, related to the net change in the fair value of the embedded derivatives.

For the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, the Company recorded income of $720 and $630, respectively, related to the reduction of ECF embedded derivative included in the loss on extinguishment of debt. See Note 6 of these unaudited interim consolidated financial statements.

The following table provides a summary of changes in fair value of the Company’s recurring Level 3 financial assets for the thirteen and twenty-six and twenty-six weeks ended August 26, 2012 and August 28, 2011:

	13 Week Period Ended		26 Week Period Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
Assets:
Balance, beginning of the period	$153	$1,492	$160	$1,473
(Decrease) increase to embedded derivative	(2)	236	(9)	255

Balance, end of the period	$151	$1,728	$151	$1,728

	13 Week Period Ended		26 Week Period Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
Liabilities:
Balance, beginning of the period	$26,168	$19,311	$25,884	$18,955
Decrease due to extinguishment of debt	($720)	($630)	($720)	($630)
Increase to embedded derivatives	532	1,562	816	1,918

Balance, end of the period	$25,980	$20,243	$25,980	$20,243

Sensitivity of Fair Value Measurements to Changes in Unobservable Inputs

Fair value of the Company’s embedded derivatives is derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points. The data sources utilized in this valuation model are not directly obtained from observable market activity and are categorized as Level 3 unobservable inputs to the fair value hierarchy.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

The significant unobservable inputs in the fair value measurement of the embedded derivatives in the Company’s Senior Secured Notes include changes in the implied yield of the Notes, based on the market index for instruments with similar credit rating, as measured from the issuance date of the Notes through the valuation date. Significant unobservable inputs also include the passage of time and its effect upon each of the three identified features embedded within the Notes as described above, and management’s estimates of probability for the occurrence of an early redemption of the Notes, an optional redemption, or an ECF offer before the maturity date of the Notes. The percentage of probability assigned to any of these events occurring, combined with the effect of the passage of time and any change in the implied yield of the instrument at the valuation date will affect the fair value of the Notes. Significant increases or decreases in any of the probabilities or significant change in the implied yield in isolation could result in a significantly lower or higher fair value measurement. Generally, a decrease in the implied yield will result in an increase in the fair value of the Notes, and thus a decrease in the fair value of the embedded derivatives. Similarly, an increased percentage of probability related to the change of control feature for example, is accompanied by a directionally opposite change in the fair value of both the optional redemption with an equity offering and the ECF offer features.

The following table presents information about significant unobservable inputs related to the Company’s Level 3 financial assets and liabilities at August 26, 2012.

Quantitative Information about Level 3 Fair Value Measurements

Embedded Derivative	Fair Value at August 26, 2012 (in 000s)	Valuation Technique(s)	Unobservable Input(s)	Current/Range
Optional redemption feature	$151	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	0% -5% -3.08% March 2015 15.29%

Change of control feature	$25,680	Discounted cash flow	Probability of occurrence; Change in yield since issue; Maturity date; Implied yield	50% -90% -3.08% March 2015 15.29%

Excess cash flow feature	$300	Discounted cash flow	Estimated annual offer amount; Change in yield since issue; Maturity date; Implied yield	$5,000 -3.08% March 2015 15.29%

Inventory

Inventory is valued at the lower of cost (first-in, first-out) or market. The Company considers historic usage and future demand in estimating the realizable value of its inventory. The Company records a provision upon determination that inventory is excess or obsolete.

Inventory consists of the following:

Fiscal year-end	August 26, 2012	February 27, 2012
Parts and assemblies	$280	$288
Work-in-process	3,950	4,370
Finished products	2,611	3,226

Total Inventory	$6,841	$7,884

In the fiscal period ended August 26, 2012 certain reclassifications were made within inventory to reflect the current nature of the business. The adjustments have been adjusted for the fiscal period ended February 27, 2012 to conform to current period presentation.

Revenue recognition

The Company derives revenue from the sale of products, post contract support, and solution services. The Company’s transactions frequently include the sale of products and services under multiple element arrangements. The products, which consist of hardware servers with embedded value-added software and software-only licenses, and services, are sold to end users, resellers and other third-party channels. The Company’s hardware servers are always enabled with the embedded value added software as they function together to deliver the server’s functionality.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product or performance of the services has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance).

The accounting standards for revenue recognition exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality from the scope of industry specific software revenue recognition guidance. For all contracts which contain multiple elements and software and non-software components that function together to deliver the tangible product’s essential functionality, the Company allocates revenue to each element based on a selling price hierarchy. The selling price for a deliverable is based on VSOE, if available, TPE if VSOE is not available, and BESP if neither VSOE nor TPE is available. The Company then recognizes revenue for each deliverable based on its relative value.

VSOE is based upon the amount charged when an element is sold separately. The Company does not have VSOE for its hardware and software product offerings because substantially all transactions involving the Company’s products are sold together with other elements, such as post contract support and/or other services. TPE is established by evaluating largely interchangeable competitor products in stand-alone sales to similarly situated customers. However, the Company is not typically able to determine TPE because the Company’s products contain a significant element of proprietary value added technology that offers substantially different features and functionality enabling fault tolerance, unlike any other product in the market. The Company has established VSOE on its service offerings. Post contract support VSOE is supported by a substantive maintenance renewal clause coupled with consistent pricing year over year after initially being established. Solution services VSOE is supported by consistent hourly rates charged for such services. If the arrangement contains both software enabled hardware and software-only deliverables, the arrangement consideration is then allocated to software enabled hardware and the software-only deliverables as a group using the relative selling prices based on the selling price hierarchy described above.

When the Company is unable to establish VSOE or TPE for its products, the Company uses BESP in its allocation of the arrangement consideration. The objective of BESP is to determine the price the Company would typically sell the product for on a stand-alone basis. The Company’s discounts vary, and overall average discounts differ from quarter to quarter. However, the Company does sell based on market demands and maintains consistent positive margins and management controls product discounts based on the projected product margins for each transaction. Therefore a margin based BESP has been determined to be most appropriate. The Company has determined BESP for its products based upon geography, operating system, and performance functionality. The Company reviews this margin based BESP on a periodic basis based upon the consistency of product pricing.

For software-only products and all product transactions, the Company recognizes revenue under the software revenue recognition guidance and allocates revenue for multiple element arrangements for which VSOE exists for all undelivered elements using the “residual method”. The value of the services is determined using VSOE and deferred initially and then recognized ratably over the maintenance period or as delivered for solution services. The residual amount of the order is then allocated to and recognized for delivered elements.

The Company limits the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer specific return or refund privileges. If an arrangement includes subjective or other customer acceptance provisions beyond standard acceptance provisions that the product conforms to standard published specifications, revenue recognition occurs upon the earlier of receipt of written customer acceptance or expiration of the acceptance period.

Maintenance and support services are recognized ratably over the life of the maintenance and support service period, which typically is one year or greater, and maintenance agreements automatically renew until such time as termination is invoked per the contract. Maintenance and support services include parts replacement and repair, telephone support, and unspecified rights to operating system upgrades and enhancements on a when and if available basis. Installation and other consulting service revenues are recognized as performed, subject to all other revenue recognition criteria being met. Solution services typically include migration services, performance analysis, application support, and various other consulting services, none of which is considered essential to the functionality of the Company’s products.

If the fee due from the customer is not fixed or determinable, inclusive of when payment terms greater than 90 days have been granted, revenue is recognized as payment is due, assuming all other revenue recognition criteria have been met. If collection is not considered reasonably assured (or probable for those arrangements accounted for under the software revenue recognition guidance), revenue is recognized upon receipt of cash. In certain regions or countries where collection risk is considered to be high, such as Latin America, and certain Asian and Eastern European countries, revenue is generally recognized only when full cash payment is received from the customer or when a formal letter of credit, or bank guarantee has been put in place.

Revenue for arrangements with resellers is generally recognized when the Company delivers product as designated by the reseller, and all other revenue recognition criteria have been met. Delivery is generally directly to end users or to the reseller if the reseller is integrating the product into its offering or otherwise designates such. If the Company continues to participate in sales to the end user, revenue is deferred and recognized when product is sold through to the end user based on evidence provided by the reseller,

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

provided all other revenue recognition criteria have been met (“sell through”). On a limited basis, when the Company provides a reseller with stock rotation rights or any other return rights, revenue is deferred until the rights have lapsed and all other revenue recognition criteria have been met. The Company records deferred revenue for product shipped to customers and related services where amounts are billed pursuant to a contractual right and collection occurs or is probable prior to satisfying revenue recognition criteria.

Shipping charges billed to customers are included in revenue and the related shipping costs are included in cost of revenue. Sales tax, value-added tax, consumption tax and any other similar taxes are excluded from revenue.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires the Company to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. The Company adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. The Company adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on the Company’s consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. The Company adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2012, a pronouncement was issued that amended the guidance for indefinite lived intangible impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step impairment test. The methodology for how the value of indefinite lived intangible assets are calculated, assigned to the reporting unit and the application of the two step impairment test have not been revised. The pronouncement is effective for fiscal years beginning after September 15, 2012. The Company will adopt this pronouncement as of February 25, 2013. The Company expects that the adoption of this new accounting standard will not have a significant impact on the Company’s consolidated financial position, results of operations or cash flows.

Warranty

The Company warrants that its products will perform in all material respects in accordance with the Company’s standard published specifications in effect at the time of delivery of the products to the customer. The Company offers product warranties generally ranging from 30 days to 1 year. The Company estimates the costs that may be incurred under its basic limited warranty and records a liability in the amount of such costs at the time product revenue is recognized. Factors that affect the Company’s warranty liability include the number of installed units, whether the units are covered by service contracts, historical and anticipated rates of warranty claims, and cost per claim. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the amount as necessary.

Changes in the Company’s product warranty liability during the period are as follows:

	13 weeks ended		26 weeks ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
Balance, beginning of the period	$56	$94	$61	$98
Current period accrual	25	27	45	88
Amounts charged to the accrual	(24)	(57)	(48)	(122)

Balance, end of the period	$57	$64	$57	$64

NOTE 3 — ACQUISITION OF DATA RESEARCH AND APPLICATIONS INC.

On April 25, 2012, the Company acquired substantially all of the net assets of Data Research and Applications Inc. (“DRA”), a data storage and recovery company, for consideration of approximately $1,175. DRA developed data storage and recovery products for Stratus customers since 1982. Payment of $975 was made on April 25, 2012 and the remaining $200 was made on July 24, 2012.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

This acquisition was accounted for under the purchase method of accounting. The purchase price of the acquisition was allocated to tangible and intangible assets based on their fair values. The Company has allocated $325 of the purchase price to intangible assets comprised of completed technology, product trademarks and trade names and other purchased intangibles. The excess purchase price of $721 after this allocation has been accounted for as goodwill.

The following table presents the fair value of assets and liabilities recorded in connection with the DRA acquisition:

Working capital	$65
Fixed assets	64
Completed technology	235
Product trademarks and trade names	15
Transitional service agreement	75
Goodwill	721

Total purchase consideration	$1,175

Completed technology is being amortized over 9 years. Product trademark and trade names are being amortized over 8 years. Transitional service agreement was amortized over 2 fiscal quarters. The intangible assets are being amortized based upon the pattern in which the economic benefits of the intangible assets are being utilized. There will be no tax deduction for the goodwill related to this acquisition.

The value of core technology and product trademark and tradenames was determined using the income approach, relief from royalty method, which is used to estimate the cost savings that accrue to the owner of an intangible asset who would otherwise have to pay royalties or license fees on revenue earned through the use of the assets. A royalty rate of 15% was used based on published royalty rates paid for the licensing of similar technology. A discount rate of 10% was used to reflect the overall risk of the asset.

The value of the transitional service agreement was determined using the income approach, avoided cost method which considers the concept of avoided cost as an indicator of value. A royalty rate of 1% was used based on consideration of available market data.

As DRA’s primary customer since 1982, the Company made the acquisition to ensure both longevity and the ability to maintain fully functioning DRA product lines.

Proforma results of operations for this acquisition have not been presented because the effect of this acquisition was not material to the Company’s financial results.

NOTE 4 — RESTRUCTURING

The following tables set forth the restructuring liability for the thirteen and twenty-six week fiscal periods ended August 26, 2012 and August 28, 2011.

	13 Weeks Ended		26 Weeks Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
Balance, beginning of period	$934	$763	$1,813	$1,298
Restructuring charges, including changes in prior estimates of liability	43	—	77	—
Currency translation	(11)	—	(21)	—
Cash payments	(668)	(427)	(1,571)	(962)

Balance, end of period	$298	$336	$298	$336

The restructuring liability reflects estimates, including those related to termination benefits and settlements of contractual obligations, which are adjusted by the Company periodically throughout the year.

Restructuring fiscal 2013

As a result of a change of approach in the utilization of sales and business development, on August 17, 2012, the Company implemented a restructuring program in order to refocus the general sales force. The restructuring program consisted of a reduction in workforce of 2 sales professionals. The Company recorded a charge of $127 related to severance and fringe benefits.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

NOTE 5 — INCOME TAXES

The Company is currently under examination by the Internal Revenue Service for its fiscal 2010 and fiscal 2011 Federal income tax returns. The audit is currently in its discovery stage. The Company believes there is no requirement for any income tax reserves based on the current status of the examination.

NOTE 6 — DEBT

Debt consists of the following:

	August 26,	February 26,
	2012	2012
Senior Secured Notes	$205,008	$210,003
Second Lien Credit Facility, including interest payable-in-kind	93,614	89,474

Total debt before debt discount	298,622	299,477
Debt discount	(29,191)	(34,072)

Total	$269,431	$265,405

On May 25, 2012, the Company made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, the Company redeemed 4,995 units at 120% making an ECF payment of $5,994, which included the redemption of $4,995 of Senior Secured Notes and the related premium of $999. A $120 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,995 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $939. The loss on extinguishment of debt consists of a $999 premium, $458 and $155 write-off of related debt discount and deferred finance fees, respectively, and $47 of related fees offset by a $720 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

On May 31, 2011, the Company made an excess cash flow (ECF) offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, the Company redeemed 4,997 units at 120% resulting in an ECF payment of $5,996 which included a redemption of $4,997 Senior Secured Notes and related premium of $999. A $125 payment of accrued interest was also paid at the time of the ECF payment. The redemption of the 4,997 units of Senior Secured Notes resulted in a loss on extinguishment of debt of $1,222. The loss on extinguishment of debt consisted of a $999 premium, $582 and $200 write off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $71 of related fees offset by a $630 gain on the reduction of the ECF derivative. The Company was in compliance with all covenants in the Revolving Credit Facility and Senior Secured Notes at the time of the consummation of the ECF offer.

The weighted-average interest rate of the Senior Secured Notes was 13.9% and 13.8% for the thirteen week fiscal periods ended August 26, 2012 and August 28, 2011. The weighted-average interest rate of the Second Lien Credit Facility was 14.7% and 14.9% for the thirteen and twenty-six week fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

The weighted-average interest rate of the Senior Secured Notes was 14.0% and 13.8% for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively. The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

There were no borrowings under the Revolving Credit Facility during the thirteen and twenty-six week fiscal periods ended August 26, 2012 and August 28, 2011.

NOTE 7 — COMMITMENTS AND CONTINGENCIES

Legal matters

On January 9, 2012, the Company learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against the Company in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that the Company breached their contractual obligations by its late delivery and the Company’s failure to deliver to computer systems valued at approximately $900, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

                In February 2012, the Company removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). The Company also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law.

On April 2, 2012, the Company filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on the Company’s dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

On May 11, 2012, Plaintiff served on the Company its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11,800, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, the Company filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty.

On or about September 10, 2012, Plaintiff’s attorney again expressed a desire to engage in settlement discussions. After the Company’s repeated follow up inquiries we heard nothing further from Plaintiff regarding settlement discussions.

On September 12, 2012, the Court granted the Company’s motions to dismiss in their entirety, without leave to amend. The case remains in federal court, and the claims are limited to breach of contract, intentional interference and fraud, and the damages are limited to the limitations clause in the contract in litigation in this case.

On or about October 2, 2012, the Company presented to its legal counsel a time limited offer to settle the case and all claims for $75.

On October 5, 2012, legal counsels discussed the case, an extension of the case schedule and our settlement offer. VMOOM counsel stated that the offer was unacceptable and they would have to consult further with their client as to whether a counter offer from VMOOM would be proposed. The parties plan to schedule a follow-up meeting to close this matter.

The Company intends to vigorously defend this case and believes it has valid legal defenses and counter claims against Plaintiff. The Company has recorded $75 in the quarter-to-date and year-to-date periods ended August 25, 2012 to reflect the settlement offer made on, or about October 2, 2012.

The Company is involved in various other legal proceedings arising in the ordinary course of business, none of which is currently expected to have a material adverse effect on results of operations, cash flows or financial condition.

Purchase commitments

As of August 26, 2012 and February 26, 2012, the Company had outstanding purchase commitments to one contract manufacturer amounting to approximately $4,518 and $3,931, respectively.

NOTE 8 — REDEEMABLE CONVERTIBLE PREFERRED STOCK

The Company’s capital structure at August 26, 2012 included 6,561,242 issued and outstanding shares of Series A redeemable convertible preferred stock, and 3,531,904.62 issued and outstanding shares of Series B redeemable convertible preferred stock.

Preference Shares

The Series A redeemable convertible preferred shares and the Series B redeemable convertible preferred shares (collectively the “Preference Shares”) in the amounts of $113,557 and $61,127 at August 26, 2012, respectively, became redeemable for cash at the option of the holder on February 26, 2007. Such preference shares also include liquidation preferences, which may be triggered in the event of a liquidation, dissolution, winding-up, or change in control of the Company. In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

The most significant terms of the preference shares are as follows:

Voting Rights

Holders of the preference shares are entitled to vote on an “as-if” converted basis, such votes to be counted together with all other shares of the Company having general voting power and not counted separately as a class, except as otherwise required by law. As a result, the preference shares have voting control of the Company.

Conversion

The preference shares are convertible into ordinary stock at the option of the holder. The preference shares also automatically convert at their respective conversion rates into ordinary stock upon the closing of a firmly underwritten public offering of ordinary shares resulting in gross proceeds to the Company in excess of $75,000 and at a minimum price of $6.54 per share. The conversion rate for the preference shares is 2.17-to-1.

Dividends

The holders of preference shares are entitled to dividends at an annual rate of 8% of the initial purchase price, on a noncumulative basis, when and if declared, as determined by the Board of Directors. No dividends have been declared or paid through August 26, 2012.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

Redemption

Each holder of preference shares may require the Company to redeem for cash all of its outstanding preference shares, as defined by the related agreements, as amended, subject to proportional adjustment for stock splits, reverse splits, stock dividends, stock distributions or similar events related to the capitalization of the Company. Pursuant to the Bye-laws of the Company, the Series A and Series B shares are redeemable at a redemption price equal to $7.09 per share, the original issue price, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003. Redemption rights commence accrual upon the date of issuance and continue until the date of redemption. As of August 26, 2012, the redemption value of the Series A and Series B preference shares totaled $113,557 and $61,127, respectively.

In connection with the April 2010 Refinancing of the Company’s outstanding debt, the Bye-laws of the Company were amended to, among other things, prevent the redemption of all classes of preference shares until the later of i) 91 days after the earlier of the stated maturity date of the Senior Secured Notes or the first date on which no Senior Secured Notes are outstanding, and ii) 91 days after the first date on which no Second Lien Facility debt is outstanding.

Liquidation Preference

Series A and B preferred shareholders are entitled to receive, in preference to any distribution to the ordinary stockholders, $7.09 per share, subject to anti-dilution adjustments, plus a graduating compounding rate of return that was reduced to 8% after February 1, 2003, as defined in the Company’s Bye-laws. As of August 26, 2012, the liquidation preference of Series A and Series B preferred stock was equal to the redemption preferences of $113,557 and $61,127, respectively.

Right to additional Series B preferred shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B preferred stock equal to 7.5% of the total issued preferred stock, as in issue immediately after the closing of the refinancing, on April 30, 2013 if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B preferred shares equal to 52.5% of the total issued preferred stock as in issue immediately after the closing of the refinancing.

NOTE 9 — STOCKHOLDERS’ DEFICIT

Ordinary Shares

As of August 26, 2012, the Company’s capital structure included 15,511,605.38 issued and outstanding shares of Series B ordinary stock and 28,812,184 issued and outstanding shares of ordinary stock. Included in issued and outstanding ordinary shares are 787,278 ordinary shares subject to puts.

Right to additional Series B ordinary shares

In connection with the April 2010 Refinancing, the Lien 2 holders will be issued additional Series B ordinary stock equal to 7.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing, on April 30, 2013, if the Company does not pay all outstanding principal and interest by that date. If the Company does not pay all outstanding principal and interest by April 30, 2014, the Lien 2 holders will be issued an additional amount of Series B ordinary shares equal to 52.5% of the total issued ordinary stock, as in issue immediately after the closing of the refinancing.

NOTE 10 — STOCK-BASED COMPENSATION

The Company maintains a Stock Incentive Plan (the “Plan”) to facilitate the issuance of shares of its ordinary stock to employees, members of management, officers, directors and consultants of the Company and its subsidiaries. As of August 26, 2012, all of the outstanding options issued under the Plan were non-qualified stock options. The Company grants stock options at an exercise price equal to or greater than the fair market value of the Company’s ordinary shares at the date of grant. These awards, which generally vest annually at a rate of 25 percent per year, are fully vested four years from the date of grant and have a contractual life of ten years.

The Company estimates the fair value of stock options using the Black-Scholes valuation model. Key inputs and assumptions used to estimate the fair value of stock options include the exercise price of the option, the expected option term, volatility of the Company’s stock, the risk-free interest rate with a maturity date equivalent to the expected life of the option, and the Company’s dividend yield. Estimates of fair value are not intended to predict actual future events or the value that may ultimately be realized by employees who receive equity awards, and subsequent events are not indicative of the reasonableness of the original estimates of fair value made by the Company.

Total stock-based compensation expense for the thirteen and twenty-six week fiscal periods ended August 26, 2012 was $61 and $102, respectively. Total stock-based compensation expense for the thirteen and twenty-six fiscal periods ended August 28, 2011 was $81 and $174, respectively. There was no resulting income tax benefit for the thirteen and twenty-six week fiscal periods ended August 26, 2012 or August 28, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

NOTE 11 — EMPLOYEE BENEFIT PLANS

The Company has a benefit plan available to all United States employees, which qualifies as a defined contribution plan under Section 401(k) of the Internal Revenue Code. Employees may contribute to the plan from 2% to 25% of their salary on a pretax basis, subject to certain statutory limitations. In March 2011, the Company reinstated its 401(k) matching program effective January 2011. The Company matches 25% of the first 4% of the employee’s pre-tax contributions. Contributions are invested at the direction of the employee in one or more investment funds. The Company recorded expense of $85 and $182 in the thirteen and twenty-six week fiscal periods ended August 26, 2012, respectively, and expense of $101 and $258 in the thirteen and twenty-six week fiscal periods ended August 28, 2011, respectively. Employees in several countries outside of the U.S. are covered by defined benefit and defined contribution plans in accordance with applicable government regulations and local practices. Expenses attributable to these plans were $224 and $356 in the thirteen and twenty-six week fiscal periods ended August 26, 2012, respectively. Expenses attributable to these plans were $132 and $333 in the thirteen and twenty-six week fiscal periods ended August 28, 2011, respectively.

NOTE 12 — CONSOLIDATING FINANCIAL STATEMENTS

The Company as parent guarantor (“Bermuda Holdings”) and the Company’s subsidiaries SRA Technologies Cyprus Limited, Stratus Technologies Ireland Limited, Cemprus Technologies, Inc., and Cemprus, LLC (“Guarantor Subsidiaries”) have fully and unconditionally guaranteed on a joint and several basis, the obligation to pay principal and interest with respect to the $215.0 million aggregate principal amount of Senior Secured Notes issued by Stratus Technologies, Inc. (“Stratus US”) and Stratus Technologies Bermuda Ltd. (“Bermuda Ltd.”). The Senior Secured Notes issued by Stratus US are guaranteed by Bermuda Ltd. And the Senior Secured Notes issued by Bermuda Ltd. are guaranteed by Stratus US. Under certain circumstances, contractual and legal restrictions, as well as the financial condition and operating requirements of the Company and its subsidiaries, could limit Stratus Technologies, Inc. and Stratus Technologies Bermuda Ltd.’s ability to obtain cash for the purpose of meeting the debt service obligations, including payment of principal and interest on the Senior Secured Notes. The holders of the Senior Secured Notes will be direct creditors of Stratus Technologies, Inc. and Stratus Technologies Bermuda, Ltd, the Company and the Company’s principal direct subsidiaries by virtue of the guarantees. The Company has indirect subsidiaries located primarily in Europe and Asia (“Non- Guarantor Subsidiaries”) that are not included among the Guarantor Subsidiaries, and such subsidiaries will not be obligated with respect to the Senior Secured Notes. As a result, the claims of creditors of the Non-Guarantor Subsidiaries will effectively have priority with respect to the assets and earnings of such companies over the claims of creditors of the Company, including the holders of the Senior Secured Notes. The consolidating financial statements include the accounts of the Company and its 100% owned subsidiaries.

The Non-Guarantor subsidiaries represent more than an inconsequential portion of the consolidated assets and revenues of the Company.

The following supplemental consolidating financial statements are presented:

1.	Unaudited consolidating balance sheets as of August 26, 2012 and February 26, 2012.

2.	Unaudited consolidating statements of operations for the thirteen and twenty-six weeks ended August 26, 2012 and August 28, 2011.

3.	Unaudited consolidating statements of comprehensive loss for the thirteen and twenty-six weeks ended August 26, 2012 and August 28, 2011.

4.	Unaudited consolidating statements of cash flows for the twenty-six weeks ended August 26, 2012 and August 28, 2011.

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

As of August 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd.	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$147	$418	$2,246	$14,059	$7,555	$—	$24,425
Accounts receivable, net of allowance for doubtful accounts	—	75	8,451	15,059	13,331	(401)	36,515
Intercompany receivable	—	—	44,976	—	8,876	(53,852)	—
Inventory	—	—	6,514	612	2,426	(2,711)	6,841
Deferred income taxes	—	—	232	—	1,379	—	1,611
Income taxes receivable	—	—	108	82	—	(190)	—
Prepaid expenses and other current assets	570	9	2,381	358	2,525	(938)	4,905

Total current assets	717	502	64,908	30,170	36,092	(58,092)	74,297

Property and equipment, net	—	—	8,311	1,156	1,321	—	10,788
Intangible assets, net	—	3,228	—	—	—	—	3,228
Goodwill	—	6,918	1,306	1,345	728	—	10,297
Deferred income taxes	—	—	—	9,429	1,620	—	11,049
Deferred financing	535	3,118	4,084	—	—	—	7,737
Investment in subsidiaries	—	29,415	40,826	1,914	—	(72,155)	—
Other assets	333	72	296	28	1,721	—	2,450
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,435	$43,253	$207,174	$44,042	$41,482	$(225,540)	$119,846

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	112	—	2,142	3,094	4,093	(1,147)	8,294
Intercompany payable	3,025	41,923	—	8,904	—	(53,852)	—
Accrued expenses	41	6	5,860	1,211	4,798	(192)	11,724
Accrued interest payable	—	4,515	4,888	—	—	—	9,403
Income taxes payable	—	132	—	—	520	(190)	462
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	1,115	30,973	2,545	—	34,633

Total current liabilities	3,178	48,976	16,605	45,257	11,956	(55,381)	70,591

Long-term debt, net of discount	—	127,198	137,233	—	—	—	264,431
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	8,858	—	—	—	—	(8,858)	—
Embedded derivatives	—	12,471	13,509	—	—	—	25,980
Long-term deferred income taxes	—	—	232	—	—	—	232
Deferred revenue and other liabilities	—	995	6,720	5,281	2,895	—	15,891

Total Liabilities	12,036	227,490	174,299	107,981	14,851	(159,532)	377,125

Redeemable convertible preferred stock and redeemable ordinary stock
Series A redeemable convertible preferred stock	113,557	—	—	—	—	—	113,557
Series B redeemable convertible preferred stock	61,127	—	—	—	—	—	61,127
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and redeemable ordinary stock	181,383	—	—	—	—	—	181,383

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,944	—	3,805	(123,418)	—
Accumulated (deficit) income	(209,239)	(237,977)	(53,134)	(66,637)	17,493	85,002	(464,492)
Accumulated other comprehensive gain	—	—	65	328	15	167	575

Total stockholders’ (deficit) equity	(183,984)	(184,237)	32,875	(63,939)	26,631	(66,008)	(438,662)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,435	$43,328	$207,174	$44,042	$41,482	$(225,615)	$119,846

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

As of February 26, 2012

CONSOLIDATING BALANCE SHEET

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd.	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$93	$262	$8,389	$11,767	$6,999	$—	$27,510
Accounts receivable, net of allowance for doubtful accounts	—	75	7,968	18,558	10,700	(235)	37,066
Intercompany receivable	—	—	44,655	—	10,581	(55,236)	—
Inventory	—	—	7,028	798	2,925	(2,867)	7,884
Deferred income taxes	—	—	232	—	1,381	—	1,613
Income taxes receivable	—	—	146	89	—	(235)	—
Prepaid expenses and other current assets	529	47	2,085	371	2,566	(1,144)	4,454

Total current assets	622	384	70,503	31,583	35,152	(59,717)	78,527

Property and equipment, net	—	—	8,127	1,129	1,234	—	10,490
Intangible assets, net	—	2,984	40	—	—	—	3,024
Goodwill	—	6,197	1,306	1,345	743	—	9,591
Deferred income taxes	—	—	—	9,858	1,626	—	11,484
Deferred financing	654	3,689	4,873	—	—	—	9,216
Investment in subsidiaries	—	33,275	40,452	1,904	—	(75,631)	—
Other assets	583	76	345	38	1,768	—	2,810
Long-term intercompany receivable	7,850	—	87,443	—	—	(95,293)	—

Total assets	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, REDEEMABLE ORDINARY STOCK AND STOCKHOLDERS’ DEFICIT

Current liabilities:
Current portion of long-term debt	$—	$2,400	$2,600	$—	$—	$—	$5,000
Accounts payable	—	—	2,550	2,806	3,536	(1,039)	7,853
Intercompany payable	2,880	39,911	—	12,445	—	(55,236)	—
Accrued expenses	129	4	6,399	1,284	5,774	(340)	13,250
Accrued interest payable	—	4,613	4,995	—	—	—	9,608
Income taxes payable	—	132	—	—	206	(235)	103
Deferred income taxes	—	—	—	1,075	—	—	1,075
Deferred revenue	—	—	1,036	32,871	1,521	—	35,428

Total current liabilities	3,009	47,060	17,580	50,481	11,037	(56,850)	72,317

Long-term debt, net of discount	—	125,247	135,158	—	—	—	260,405
Long-term intercompany payable	—	37,850	—	57,443	—	(95,293)	—
Liability in subsidiaries	1,733	—	—	—	—	(1,733)	—
Embedded derivatives	—	12,424	13,460	—	—	—	25,884
Long-term deferred income taxes	—	—	232	—	—	—	232

Deferred revenue and other liabilities	—	962	6,360	5,627	2,477	—	15,426

Total liabilities	4,742	223,543	172,790	113,551	13,514	(153,876)	374,264

Redeemable convertible preferred stock and ordinary shares
Series A redeemable convertible preferred stock	109,189	—	—	—	—	—	109,189
Series B redeemable convertible preferred stock	58,776	—	—	—	—	—	58,776
Right to shares of Series B redeemable convertible preferred stock	5,518	—	—	—	—	—	5,518
Ordinary shares subject to puts	1,181	—	—	—	—	—	1,181

Total redeemable convertible preferred stock and ordinary shares	174,664	—	—	—	—	—	174,664

Stockholders’ (deficit) equity:
Ordinary stock	16,257	71	20,000	2,370	5,318	(27,759)	16,257
Series B ordinary stock	8,998	—	—	—	—	—	8,998
Additional paid in capital	—	53,669	65,742	—	4,008	(123,419)	—
Accumulated (deficit) income	(194,952)	(230,678)	(45,490)	(70,392)	16,959	74,247	(450,306)
Accumulated other comprehensive gain	—	—	47	328	724	167	1,265

Total stockholders’ (deficit) equity	(169,697)	(176,938)	40,299	(67,694)	27,009	(76,765)	(423,786)

Total liabilities, redeemable convertible preferred stock and redeemable ordinary stock, and stockholders’ (deficit) equity	$9,709	$46,605	$213,089	$45,857	$40,523	$(230,641)	$125,142

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

13 weeks ended August 26, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$88	$6,434	$1,854	$11,456	$—	$19,832
Service	—	75	2,619	26,759	3,263	—	32,716
Intercompany	—	11,919	19,849	10,479	4,220	(46,467)	—

Total revenue	—	12,082	28,902	39,092	18,939	(46,467)	52,548

COST OF REVENUE
Product	—	23	6,793	7,373	8,058	(13,793)	8,454
Service	—	—	7,011	1,002	5,605	—	13,618
Intercompany	—	6,589	—	26,195	(107)	(32,677)	—

Total cost of revenue	—	6,612	13,804	34,570	13,556	(46,470)	22,072

Gross profit	—	5,470	15,098	4,522	5,383	3	30,476
OPERATING EXPENSES
Research and development	—	—	6,216	1	—	—	6,217
Sales and marketing	—	—	3,825	37	3,997	—	7,859
General and administrative	218	37	3,858	131	939	—	5,183
Restructuring charges	—	—	78	—	(35)	—	43
Intercompany	—	—	(78)	43	35	—	—
Management fees	125	—	175	—	—	—	300

Total operating expenses	343	37	14,074	212	4,936	—	19,602

Profit (loss) from operations	(343)	5,433	1,024	4,310	447	3	10,874
Interest income	—	—	1	2	1	—	4
Interest expense	(52)	(5,897)	(6,450)	—	—	—	(12,399)
Interest income (expense), intercompany	152	(547)	2,035	(1,640)	—	—	—
Loss on extinguishment of debt	(14)	(444)	(481)	—	—	—	(939)
Loss on change in fair value for embedded derivatives	—	(256)	(278)	—	—	—	(534)
Other (expense) income, net	(3)	(12)	(173)	(205)	(15)	14	(394)
Other income (expense), intercompany	—	—	49	(55)	6	—	—

(Loss) income before income taxes	(260)	(1,723)	(4,273)	2,412	439	17	(3,388)
Income taxes	—	17	45	487	349	—	898
Equity in profit (loss) in subsidiaries	(4,026)	(2,303)	83	5	—	6,241	—

Net (loss) income	$(4,286)	$(4,043)	$(4,235)	$1,930	$90	$6,258	$(4,286)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

26 weeks ended August 26, 2012

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$303	$10,954	$3,373	$24,766	$—	$39,396
Service	—	150	5,082	53,693	6,792	—	65,717
Intercompany	—	23,763	40,000	19,856	8,872	(92,491)	—

Total revenue	—	24,216	56,036	76,922	40,430	(92,491)	105,113

COST OF REVENUE
Product	—	66	10,509	13,056	15,403	(23,280)	15,754
Service	—	—	14,105	2,101	12,070	—	28,276
Intercompany	—	13,591	—	53,274	2,502	(69,367)	—

Total cost of revenue	—	13,657	24,614	68,431	29,975	(92,647)	44,030

Gross profit	—	10,559	31,422	8,491	10,455	156	61,083
OPERATING EXPENSES
Research and development	—	—	12,822	1	—	—	12,823
Sales and marketing	—	—	8,239	76	7,653	—	15,968
General and administrative	372	125	7,857	274	1,788	—	10,416
Restructuring charges	—	—	77	—	—	—	77
Intercompany	—	—	(77)	77	—	—	—
Management fees	250	—	350	—	—	—	600

Total operating expenses	622	125	29,268	428	9,441	—	39,884

Profit (loss) from operations	(622)	10,434	2,154	8,063	1,014	156	21,199
Interest income	—	—	2	5	3	—	10
Interest expense	(105)	(11,853)	(12,967)	(1)	—	—	(24,926)

Interest income (expense), intercompany	304	(1,094)	4,071	(3,281)	—	—	—
Loss on extinguishment of debt	(14)	(444)	(481)	—	—	—	(939)
Loss on change in fair value for embedded derivatives	—	(396)	(429)	—	—	—	(825)
Other (expense) income, net	(5)	(25)	(228)	(100)	(44)	17	(385)
Other income (expense), intercompany	—	—	—	(55)	55	—	—

(Loss) income before income taxes	(442)	(3,378)	(7,878)	4,631	1,028	173	(5,866)
Income taxes	—	61	97	903	641	—	1,702
Equity in profit (loss) in subsidiaries	(7,126)	(3,860)	375	10	—	10,601	—

Net (loss) income	$(7,568)	$(7,299)	$(7,600)	$3,738	$387	$10,774	$(7,568)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

13 weeks ended August 28, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda Holdings	Bermuda Ltd	Stratus US	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$94	$3,424	$1,983	$11,846	$—	$17,347
Service	—	75	1,920	27,740	3,621	—	33,356
Intercompany	—	11,712	19,942	8,303	4,259	(44,216)	—

Total revenue	—	11,881	25,286	38,026	19,726	(44,216)	50,703

COST OF REVENUE
Product	—	49	2,411	6,912	8,355	(10,092)	7,635
Service	—	—	7,062	1,132	6,137	—	14,331
Intercompany	—	7,336	—	26,109	289	(33,734)	—

Total cost of revenue	—	7,385	9,473	34,153	14,781	(43,826)	21,966

Gross profit	—	4,496	15,813	3,873	4,945	(390)	28,737

OPERATING EXPENSES
Research and development	—	—	6,922	8	—	—	6,930
Sales and marketing	—	—	3,878	34	3,547	—	7,459
General and administrative	145	12	4,042	72	975	—	5,246
Management fees	125	—	175	—	—	—	300

Total operating expenses	270	12	15,017	114	4,522	—	19,935

Profit (loss) from operations	(270)	4,484	796	3,759	423	(390)	8,802
Interest income	—	—	—	4	1	—	5
Interest expense	(53)	(5,683)	(6,224)	—	(9)	—	(11,969)
Interest income (expense), intercompany	152	(547)	2,019	(1,624)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Loss on change in fair value for embedded derivatives	—	(637)	(690)	—	—	—	(1,326)
Other expense, net	(2)	(13)	(29)	(131)	(28)	(102)	(306)
Other income (expense), intercompany	—	—	18	(69)	51	—	—

(Loss) income before income taxes	(263)	(2,939)	(4,699)	1,939	438	(492)	(6,016)
Income taxes	—	19	29	74	187	—	309
Equity in profit (loss) in subsidiaries	(6,062)	(2,613)	557	6	—	8,112	—

Net (loss) income	$(6,325)	$(5,571)	$(4,171)	$1,871	$251	$7,620	$(6,325)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

26 weeks ended August 28, 2011

CONSOLIDATING STATEMENT OF OPERATIONS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
REVENUE
Product	$—	$243	$8,590	$4,598	$20,805	$—	$34,236
Service	—	150	4,032	55,425	6,426	—	66,033
Intercompany	—	23,138	39,933	13,317	8,490	(84,878)	—

Total revenue	—	23,531	52,555	73,340	35,721	(84,878)	100,269

COST OF REVENUE
Product	—	97	5,394	12,930	13,812	(17,110)	15,123
Service	—	—	14,254	2,169	11,817	—	28,240
Intercompany	—	15,114	—	52,159	289	(67,562)	—

Total cost of revenue	—	15,211	19,648	67,258	25,918	(84,672)	43,363

Gross profit	—	8,320	32,907	6,082	9,803	(206)	56,906

OPERATING EXPENSES
Research and development	—	—	14,260	16	—	—	14,276
Sales and marketing	—	—	8,109	85	7,051	—	15,245
General and administrative	592	50	8,266	121	1,971	—	11,000
Management fees	250	—	350	—	—	—	600

Total operating expenses	842	50	30,985	222	9,022	—	41,121

Profit (loss) from operations	(842)	8,270	1,922	5,860	781	(206)	15,785
Interest income	—	—	1	8	2	—	11
Interest expense	(71)	(11,485)	(12,589)	—	(9)	—	(24,154)
Interest income (expense), intercompany	304	(1,094)	4,057	(3,267)	—	—	—
Loss on extinguishment of debt	(90)	(543)	(589)	—	—	—	(1,222)
Loss on change in fair value for embedded derivatives	—	(798)	(865)	—	—	—	(1,663)
Other (expense), net	(5)	(28)	(127)	30	(95)	(127)	(352)
Other income (expense), intercompany	—	—	18	(103)	85	—	—

(Loss) income before income taxes	(704)	(5,678)	(8,172)	2,528	764	(333)	(11,595)
Income taxes	—	49	58	301	217	—	625
Equity in profit (loss) in subsidiaries	(11,516)	(5,457)	1,161	15	—	15,797	—

Net (loss) income	$(12,220)	$(11,184)	$(7,069)	$2,242	$547	$15,464	$(12,220)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

13 weeks ended August 26, 2012

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(4,286)	$(4,043)	$(4,235)	$1,930	$90	$6,258	$(4,286)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	10	—	(136)	—	(126)

Changes in market value of corporate equity security:	—	—	—	—	—	—	—
Unrealized loss on corporate equity security	—	—	—	—	(1)	—	(1)

	$(4,286)	$(4,043)	$(4,225)	$1,930	$(47)	$6,258	$(4,413)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

26 weeks ended August 26, 2012

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(7,568)	$(7,299)	$(7,600)	$3,738	$387	$10,774	$(7,568)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	17	—	(705)	—	(688)

Changes in market value of corporate equity security:	—	—	—	—	—	—	—
Unrealized loss on corporate equity security	—	—	—	—	(2)	—	(2)

	$(7,568)	$(7,299)	$(7,583)	$3,738	$(320)	$10,774	$(8,258)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

13 weeks ended August 28, 2011

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(6,325)	$(5,571)	$(4,171)	$1,871	$251	$7,620	$(6,325)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(20)	—	896	—	876

Changes in market value of corporate equity security:	—	—	—	—	—	—	—
Unrealized loss on corporate equity security	—	—	—	—	(3)	—	(3)

	$(6,325)	$(5,571)	$(4,191)	$1,871	$1,144	$7,620	$(5,452)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

CONSOLIDATING STATEMENT OF COMPREHENSIVE LOSS

26 weeks ended August 28, 2011

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Net Loss	$(12,220)	$(11,184)	$(7,069)	$2,242	$547	$15,464	$(12,220)

Other comprehensive loss, net of taxes:
Cumulative translation adjustments	—	—	(26)	(7)	1,184	—	1,151

Changes in market value of corporate equity security:	—	—	—	—	—	—	—
Unrealized loss on corporate equity security	—	—	—	—	(6)	—	(6)

	$(12,220)	$(11,184)	$(7,095)	$2,235	$1,725	$15,464	$(11,075)

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

26 weeks ended August 26, 2012

CONSOLIDATING STATEMENT OF CASH FLOWS

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Operating activities
Cash flows provided by (used in) operating activities:
Net (loss) income	$(7,568)	$(7,299)	$(7,600)	$3,738	$387	$10,774	$(7,568)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	137	2,622	232	435	—	3,426
Amortization of deferred financing cost and debt discount	105	2,632	3,010	—	—	—	5,747
Stock-based compensation	—	—	87	—	15	—	102
Provision for doubtful accounts	—	—	—	14	—	—	14
Inventory provision	—	—	443	(280)	32	—	195
Loss on extinguishment of debt	14	444	481	—	—	—	939
Premium on excess cash flow payment	—	(480)	(519)	—	—	—	(999)
Loss on change in fair value of embedded derivatives	—	396	429	—	—	—	825
Loss on sale of asset	—	—	31	—	—	—	31
Loss on retirement of property and equipment	—	—	31	—	—	—	31
Interest payable-in-kind	—	2,020	2,189	—	—	—	4,209
Equity in profit (loss) subsidiaries	7,126	3,860	(375)	(10)	—	(10,601)	—
Changes in assets and liabilities:
Accounts receivable	—	—	(483)	3,485	(2,905)	166	263
Inventory	—	—	(483)	466	442	(155)	270
Prepaid expenses and other current assets	(41)	38	(295)	13	(7)	(207)	(499)
Accounts payable	256	2,011	(624)	(3,379)	2,361	(124)	501
Accrued expenses	(88)	202	(538)	(74)	(407)	147	(758)
Interest payable	—	(98)	(107)	—	—	—	(205)
Income taxes payable	—	—	(391)	437	303	—	349
Deferred revenue	—	—	79	(2,571)	1,062	—	(1,430)
Other long-term assets and liabilities	250	(79)	1,163	78	(368)	—	1,044

Net cash provided by (used in) operating activities	54	3,784	(850)	2,149	1,350	—	6,487

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(2,572)	—	(372)	—	(2,944)
Acquisition of business	—	(1,175)	—	—	—	—	(1,175)
Acquisition of other long-term assets	—	(56)	—	—	—	—	(56)

Net cash used in investing activities	—	(1,231)	(2,572)	—	(372)	—	(4,175)

Financing activities
Cash flows used in financing activities:
Payments on long-term debt	—	(2,397)	(2,598)	—	—	—	(4,995)

Net cash used in financing activities	—	(2,397)	(2,598)	—	—	—	(4,995)

Effect of exchange rate changes on cash	—	—	(123)	143	(422)	—	(402)

Net (decrease) increase in cash and cash equivalents	54	156	(6,143)	2,292	556	—	(3,085)
Cash and cash equivalents at beginning of period	93	262	8,389	11,767	6,999	—	27,510

Cash and cash equivalents at end of period	$147	$418	$2,246	$14,059	$7,555	$—	$24,425

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

26 weeks ended August 28, 2011

CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

	Bermuda	Bermuda		Guarantor	Non Guarantor
	Holdings	Ltd	Stratus US	Subsidiaries	Subsidiaries	Eliminations	Total
	(Dollars in thousands)
Operating activities
Cash flows from operating activities:
Net (loss) income	$(12,220)	$(11,184)	$(7,069)	$2,242	$547	$15,464	$(12,220)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	—	57	3,167	195	498	—	3,917
Amortization of deferred financing cost	71	2,353	2,719	—	—	—	5,143
Stock-based compensation	—	—	153	—	21	—	174
Provision for doubtful accounts	—	—	—	122	—	—	122
Inventory provision	—	—	254	132	53	—	439
Loss on extinguishment of debt	90	543	589	—	—	—	1,222
Premium on excess cash flow payment	—	(480)	(519)				(999)
Loss on change in fair value of embedded derivatives	—	799	863	—	—	—	1,662
Interest payable-in-kind	—	1,853	1,994	—	—	—	3,847
Equity in profit (loss) subsidiaries	11,516	5,457	(1,161)	(15)	—	(15,797)	—
Changes in assets and liabilities:
Accounts receivable	—	—	2,680	1,805	(3,336)	116	1,265
Inventory	—	—	377	(322)	(823)	206	(562)
Prepaid expenses and other current assets	(24)	2	400	(313)	(668)	257	(346)
Accounts payable	1,110	(14,808)	(1,734)	14,217	1,744	(206)	323
Accrued expenses	(250)	1	(962)	64	(632)	(40)	(1,819)
Accrued Interest payable	—	(57)	(63)	—	—	—	(120)
Income taxes payable	—	—	(3)	(1)	(67)	—	(71)
Deferred revenue	—	—	88	(111)	520	—	497
Proceeds (payments) on intercompany dividend	—	17,428	—	(17,428)	—	—	—
Other long-term assets and liabilities	63	30	606	175	(132)	—	742

Net cash provided by (used in) operating activities	356	1,994	2,379	762	(2,275)	—	3,216

Investing activities
Cash flows used in investing activities:
Acquisition of property and equipment	—	—	(1,500)	(30)	(257)	—	(1,787)
Acquisition of other long-term assets	—	(40)	—	—	—	—	(40)

Net cash used in investing activities	—	(40)	(1,500)	(30)	(257)	—	(1,827)

Financing activities
Cash flows used in financing activities:
Payments on current portion of long-term debt	—	(2,399)	(2,598)	—	—	—	(4,997)
Payment of debt and equity issuance fees	(264)	—	(44)	—	—	—	(308)
Proceeds (payments) on intercompany financing	—	(10,999)	—	10,999	—	—	—
Proceeds (payments) on intercompany financing	—	10,999	—	(10,999)	—	—	—

Net cash used in financing activities	(264)	(2,399)	(2,642)	—	—	—	(5,305)

Effect of exchange rate changes on cash	2	2	2	(3)	554	—	557

Net (decrease) increase in cash and cash equivalents	94	(443)	(1,761)	729	(1,978)	—	(3,359)

Cash and cash equivalents at beginning of period	20	580	3,819	16,830	6,851	—	28,100

Cash and cash equivalents at end of period	$114	$137	$2,058	$17,559	$4,873	$—	$24,741

STRATUS TECHNOLOGIES BERMUDA HOLDINGS LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)—(Continued)

(Dollars in thousands)

NOTE 13 — SUBSEQUENT EVENTS

On September 21, 2012 the Company acquired certain net assets of Marathon Technologies Corporation, a software fault-tolerant systems provider based in Littleton, Massachusetts for cash consideration of $2,230. The net assets acquired include intangible assets, customer lists, inventory, fixed assets, accounts receivable, short and long-term deferred revenue, and other current assets and liabilities. In addition, the Company acquired intangible assets from Citrix Systems, Inc. for $3,450. The intellectual property and patents acquired from Citrix Systems, Inc. was previously licensed to Marathon Technologies Corporation. This acquisition eliminates the royalty agreement requirement between Marathon Technologies Corporation and Citrix Systems, Inc. These acquisitions will be accounted for under the purchase method of accounting. The purchase price will be allocated to tangible and intangible assets based on their estimated fair values and is still in progress due to the timing of the acquisition.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of our operating and financial results should be read in conjunction with our unaudited interim consolidated financial statements. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth below under “Cautionary Statement Regarding Forward Looking Statements” and “Risk Factors” contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report. Our unaudited interim consolidated financial statements and the financial information discussed below have been prepared in accordance with accounting principles generally accepted in the United States. Immaterial differences between numbers contained in such tables and in our unaudited consolidated financial statements are due to rounding.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This report contains forward-looking statements. These statements relate to future events or our future financial performance and implicate known and unknown risks, uncertainties and other factors that may cause the actual results, performances or levels of activity of our business or our industry to be materially different from that expressed or implied by any such forward looking statements and are not guarantees of future performance. Such statements include those regarding our ability to develop and implement new products and technology, the timing of product deliveries, expectations regarding market growth and developments, statements concerning our expected financial performance and strategic and operational plans and statements containing the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “seek” and similar expressions.

Although we believe that the plans, intentions and expectations reflected in such statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. You are cautioned that such forward-looking statements involve a number of risks and uncertainties including, but not limited to:

•	the continued acceptance of our products by the market;

•	our ability to enter into new service agreements and to retain customers under existing service contracts;

•	our ability to source quality components and key technologies without interruption and at acceptable prices;

•	our ability to comply with certain covenants in our Revolving Credit Facility, our Second Lien Credit Facility and the indenture governing the Units and underlying Notes;

•	our ability to refinance indebtedness when required;

•	our reliance on sole source manufacturers and suppliers;

•	the presence of existing competitors and the emergence of new competitors;

•	our financial condition and liquidity and our leverage and debt service obligations;

•	economic conditions globally and in our most important markets;

•	developments in the fault-tolerant and high-availability server markets;

•	claims by third parties that we infringe upon their intellectual property rights;

•	our success in adequately protecting our intellectual property rights;

•	our success in maintaining efficient manufacturing and logistics operations;

•	our ability to recruit, retain and develop appropriately skilled employees;

•	exposure for systems and service failures;

•	fluctuations in foreign currency exchange rates;

•	fluctuations in interest rates;

•	current risks of terrorist activity and acts of war;

•	impact of changing tax laws;

•	the impact of changes in policies, laws, regulations or practices of foreign governments on our international operations;

•	impact of natural or man-made disasters; and

•	other factors discussed under Risk Factors contained in our fiscal 2012 annual report on Form 20-F and elsewhere in this report.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements included in this report. These forward-looking statements represent our views only as of the date of this report. We do not intend to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

Current information in this report has been updated to August 26, 2012, and we undertake no duty to further update this information unless we are required to do so under applicable securities laws. The specific risk factors set forth under “Risk Factors” of our fiscal 2012 annual report on Form 20-F, as well as the other information contained in this report, are important factors, among others, that could cause our actual results to differ from our expected or historical results and individually or any combination thereof could adversely affect our financial position and results of operations.

Operating Results

Overview

We are a leading global provider of a differentiated suite of continuous availability solutions for mission-critical enterprise applications for the enterprise data center and Small and Medium Businesses (“SMB”). Our customer base includes some of the most recognizable companies in the world across a variety of large industries, including financial services, health care and life sciences, manufacturing and logistics, and government and public safety. We are a solutions provider of fault-tolerant servers and services to 99 of the top 200 Fortune Global 500 companies and we have approximately 8,900 installed service systems worldwide. Our customers rely on our products and services for their critical computer-based operations that they require to be continuously or highly available for the proper functioning of their businesses. As a result, we believe that we have developed deep and highly strategic relationships with our customers, many of which have relied on us for multiple decades. Built on over 30 years of expertise and supported by a culture that strives to offer the highest level of service in the industry, we believe our solutions offer a level of depth and robustness that is unique in the industry. We currently provide two lines of fault-tolerant servers, the Legacy system family and the ftServer system family, each of which is supported by a technologically advanced worldwide service offering, along with a high availability software solution through our Avance product.

The table set forth below shows our consolidated revenue for each of our product lines and service offerings:

•

Product revenue consists primarily of revenue generated from sales of our servers, which include our proprietary and other operating systems. We have experienced a decline in revenue from sales of legacy systems over the years due to a number of factors, the emergence of newer and more competitive high-availability server products, the proprietary nature of the operating systems running on the legacy systems and a shift in our business focus to sales of ftServer and Avance systems. We expect our future product revenue growth largely to derive from sales of ftServer systems and our Avance software. We also intend to leverage our current installed base through add-on sales and upgrades.

•

Service revenue consists of revenue primarily generated from our customer support activities, which consist of maintenance contracts for which revenue typically is recognized ratably over the contractual period, along with services such as part repair, time and materials activities, installation, education, managed services and professional consulting services. In the quarter-to-date period ended August 26, 2012 and August 28, 2011, 95% and 77%, respectively, of ftServer sales included service contracts. In the quarter-to-date period ended August 26, 2012 and August 28, 2011, 91% and 100% of legacy server sales included service contracts, respectively. Our systems tend to remain under service and in operation for long periods of time, historically resulting in a relatively predictable customer service revenue stream.

Product and Service Revenue

	13 Weeks Ended		26 Weeks Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
	(Dollars in thousands)
Legacy products	$7,310	$4,847	$15,335	$8,937
ftServer products	12,078	11,984	22,860	24,337
Avance products	444	516	1,201	962

Total product revenue	19,832	17,347	39,396	34,236
Customer service revenue	26,847	27,626	53,831	55,207
Solution services revenue	5,869	5,730	11,886	10,826

Total service revenue	32,716	33,356	65,717	66,033

Total revenue	$52,548	$50,703	$105,113	$100,269

We currently have a research and development center in the United States. Most of our product manufacturing is done through our Purchase and Distribution Agreement with NEC in Ibaraki, Japan for our current line of ftServer systems. In addition, we operate manufacturing facilities in Maynard, Massachusetts for new product related to ftScalable storage and V-Series product along with used and refurbished ftServer systems line and legacy systems line, and Dublin, Ireland related to our used and refurbished products for both ftServer systems line and legacy systems line. We maintain sales and service offices in 19 countries worldwide.

Revenue by Region

	13 Weeks Ended				26 Weeks Ended
	August 26, 2012	% of Rev	August 28, 2011	% of Rev	August 26, 2012	% of Rev	August 28, 2011	% of Rev
	(Dollars in thousands)
U.S.	$21,499	40.9%	$18,736	37.0%	$40,021	38.1%	$39,481	39.4%
EMEA	11,940	22.7	11,468	22.6	22,929	21.8	22,622	22.6
Japan	12,292	23.4	13,743	27.1	29,097	27.7	25,023	25.0
Asia-Pacific	6,389	12.2	6,268	12.4	12,101	11.5	12,362	12.3
Other	428	0.8	488	0.9	965	0.9	781	0.7

Total revenue	$52,548	100.0%	$50,703	100.0%	$105,113	100.0%	$100,269	100.0%

(“EMEA” includes Europe, Middle East and Africa, “Asia-Pacific” includes Asia, Australia and New Zealand and “Other” includes Mexico, Central America and South America.)

Results of Operations

The following tables summarize our results of operations for the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 and August 28, 2011. Percentages in the below table are based on total revenue.

	13 Weeks Ended		26 Weeks Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
	(Dollars in thousands)
Revenue
Product	$19,832	$17,347	$39,396	$34,236
Service	32,716	33,356	65,717	66,033

Total revenue	52,548	50,703	105,113	100,269
Product	8,454	7,635	15,754	15,123
Service	13,618	14,331	28,276	28,240

Total cost of revenue	22,072	21,966	44,030	43,363

Gross profit	30,476	28,737	61,083	56,906
Research and development	6,217	6,930	12,823	14,276
Sales and marketing	7,859	7,459	15,968	15,245
General and administrative	5,183	5,246	10,416	11,000
Restructuring charges	43	0	77	0
Management fees	300	300	600	600

Total operating expenses	19,602	19,935	39,884	41,121
Profit from operations	10,874	8,802	21,199	15,785
Interest income	4	5	10	11
Interest expense	(12,399)	(11,969)	(24,926)	(24,154)
Loss on extinguishment of debt	(939)	(1,222)	(939)	(1,222)
Loss on change in fair value for embedded derivatives	(534)	(1,326)	(825)	(1,663)
Other expense, net	(394)	(306)	(385)	(352)

Loss before income taxes	(3,388)	(6,016)	(5,866)	(11,595)
Income taxes	898	309	1,702	625

Net loss	$(4,286)	$(6,325)	$(7,568)	$(12,220)

	13 Weeks Ended		26 Weeks Ended
	August 26, 2012	August 28, 2011	August 26, 2012	August 28, 2011
Revenue
Product	37.7%	34.2%	37.5%	34.1%
Service	62.3	65.8	62.5	65.9

Total revenue	100.0	100.0	100.0	100.0
Product	16.1	15.1	15.0	15.1
Service	25.9	28.3	26.9	28.2

Total cost of revenue	42.0	43.3	41.9	43.2
Gross profit	58.0	56.7	58.1	56.8
Research and development	11.8	13.7	12.2	14.2
Sales and marketing	15.0	14.7	15.2	15.2
General and administrative	9.9	10.3	9.9	11.0
Restructuring charges	0.1	—	0.1	—
Management fees	0.6	0.6	0.6	0.6

Total operating expenses	37.3	39.3	37.9	41.0
Profit from operations	20.7	17.4	20.2	15.7
Interest income	0.0	0.0	0.0	0.0
Interest expense	(23.6)	(23.6)	(23.7)	(24.1)
Loss on extinguishment of debt	(1.8)	(2.4)	(0.9)	(1.2)
Loss on change in fair value for embedded derivatives	(1.0)	(2.6)	(0.8)	(1.7)
Other expense, net	(0.7)	(0.6)	(0.4)	(0.4)

Loss before income taxes	(6.4)	(11.9)	(5.6)	(11.6)
Income taxes	1.7	0.6	1.6	0.6

Net loss	(8.2)%	(12.5)%	(7.2)%	(12.2)%

Non-GAAP Financial Measures

	13 weeks ended		26 weeks ended
	August 26,	August 28,	August 26,	August 28,
	2012	2011	2012	2011
	(Dollars in thousands)
Net loss	$(4,286)	$(6,325)	$(7,568)	$(12,220)
Add:
Interest expense, net	12,395	11,964	24,916	24,143
Income taxes	898	309	1,702	625
Depreciation and amortization	1,703	1,939	3,426	3,917

EBITDA (1)	10,710	7,887	22,476	16,465
Add
Restructuring (a)	43	—	77	—
Stock-based compensation expense (b)	61	81	102	174
Management fees (c)	300	300	600	600
Reserves (d)	126	160	195	439
Loss on extinguishment of debt (e)	939	1,222	939	1,222
Loss on change in fair value for embedded derivatives (f)	534	1,326	825	1,663
Other expense, net (g)	435	511	1,284	885

Total adjustments	2,438	3,600	4,022	4,983

Adjusted EBITDA (1)	$13,148	$11,487	$26,498	$21,448

1)	EBITDA represents income (loss) before interest, taxes, depreciation and amortization. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. In addition to other applications, EBITDA is used by us and others in our industry to evaluate and price potential acquisition candidates.

Adjusted EBITDA represents EBITDA with certain additional adjustments, as calculated pursuant to the requirements of the interest maintenance covenant under our Revolving Credit Facility. We present Adjusted EBITDA because we believe that it allows investors to assess our ability to meet the interest maintenance covenant under our Revolving Credit Facility.

Our management also uses Adjusted EBITDA internally as a basis upon which to assess our operating performance, and Adjusted EBITDA is also a factor in the evaluation of the performance of our management in determining compensation. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of our results as reported under Generally Accepted Accounting Principles (“GAAP’). Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments;

•	EBITDA and Adjusted EBITDA do not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA and Adjusted EBITDA do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements;

•	EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered as measures of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA and Adjusted EBITDA only supplementally, as described above.

a)	In order to better align expenses with anticipated revenues, we implemented restructuring programs in prior years. These programs were designed to streamline our business model and centralize certain functions. The expense for the quarter-to-date fiscal period ended August 26, 2012 reflects changes to prior estimates of these liabilities as well as a restructuring charge of $0.1 million related to severance and fringe benefits. See Note 4 of these unaudited interim financial statements.

b)	In the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, we recorded non-cash stock-based compensation expense charges related to share-based awards to employees.

c)	On April 30, 2010 we entered into a four year advisory and strategic planning agreement with an investment banking firm. The yearly fee is $0.5 million.

On October 1, 2005, we entered into an Agreement for Management, Advisory, Strategic Planning and Consulting Services with Investcorp International, Inc., an affiliate of the Investcorp Group, and MidOcean US Advisor, LP, an affiliate of MidOcean, for an aggregate yearly fee of $0.7 million which renews on an annual basis. The payment of the yearly fee is restricted in the Senior Secured Notes and in the Second Lien Credit Facility until these credit facilities are paid in full.

The long-term accrued liability related to this yearly fee totaled $3.4 million and $3.1 million at August 26, 2012 and February 26, 2012, respectively.

d)	In the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, we recorded non-cash inventory write-downs.

e)	In the quarter-to-date and year-to-date fiscal period ended August 26, 2012 and August 28, 2011 we recorded a loss on extinguishment of debt related to the ECF payment in the fiscal second quarter 2013 and 2012, related to the Senior Secured Notes. The loss in each period is due to a premium, the write-off of a pro rata portion of deferred financing fees along with debt discount and related fees offset by the reduction in the value ascribed to the ECF embedded derivative liability. See Note 6 of these unaudited consolidated financial statements.

f)	In the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, we recorded losses due to the change in fair value of the embedded derivatives related to the Senior Secured Notes.

g)	In the quarter-to-date fiscal period ended August 26, 2012, we recorded other expense, net of $0.4 million, primarily consisting of $0.2 million of miscellaneous and non-recurring charges, $0.1 of million bank fees and $0.1 million of net foreign currency losses.

In the year-to-date fiscal period ended August 26, 2012, we recorded other expense, net of $1.3 million, primarily consisting of $1.0 million of miscellaneous and non-recurring charges and $0.3 of million bank fees.

In the quarter-to-date fiscal period ended August 28, 2011, we recorded other expense, net of $0.5 million, primarily consisting of $0.1 million bank fees, $0.3 million of net foreign currency losses and $0.1 million of miscellaneous and non-recurring income.

In the year-to-date fiscal period ended August 28, 2011 we recorded other expense, net of $0.9 million, primarily consisting of $0.2 million of miscellaneous and non-recurring charges, $0.3 million of public filing registration costs, $0.3 million of bank fees and $0.1 million of net foreign currency losses.

Quarter-to-date fiscal period ended August 26, 2012 Compared to the Quarter-to-date fiscal period ended August 28, 2011

Revenue

Total revenue for the quarter-to-date fiscal period ended August 26, 2012 increased by 3.6% to $52.5 million from $50.7 million for the quarter-to-date fiscal period ended August 28, 2011.

	13 weeks ended		Increase (Decrease)
	August 26, 2012	August 28, 2011	$	%
	(Dollars in thousands)
Product revenue	$19,832	$17,347	$2,485	14.3%
Service revenue	32,716	33,356	(640)	(1.9)

Total revenue	$52,548	$50,703	$1,845	3.6%

Product Revenue. Product revenue for the quarter-to-date fiscal period ended August 26, 2012 increased by 14.3% to $19.8 million from $17.3 million in the quarter-to-date fiscal period ended August 28, 2011. This increase was primarily due to a significant increase within the V-Series product line. The Americas region recorded the majority of these sales with large system upgrades to multiple large payment processing customers. The EMEA region also contributed with V-Series deployments in Belgium related to the transportation sector, and in Italy with a payment processing customer. ftServer product revenue showed very slight growth as compared to the same quarter last year, and Avance revenue was flat. Included in this increase is an unfavorable foreign exchange impact of $0.8 million compared to the prior year.

	13 weeks ended		Increase (Decrease)
	August 26, 2012	August 28, 2011	$	%
	(Dollars in thousands)
Continuum	$288	$795	$(507)	(63.8)%
V-Series	7,022	4,052	2,970	73.3

Total Legacy	7,310	4,847	2,463	50.8

Windows	7,234	9,044	(1,810)	(20.0)
Linux	3,008	1,199	1,809	150.9
VMware	1,836	1,741	95	5.5

Total ft	12,078	11,984	94	0.8

Avance	444	516	(72)	(14.0)

Total Product Revenue	$19,832	$17,347	$2,485	14.3%

Service Revenue. Service revenue for the quarter-to-date fiscal period ended August 26, 2012 decreased by 1.9% to $32.7 million from $33.4 million in the quarter-to-date fiscal period ended August 28, 2011. The decrease was related to unfavorable foreign exchange of $0.9 million compared to the prior year and attrition of our legacy base, partially offset by increased product sales along with high attach rates. Solutions services were slightly up as compared to the same quarter last year.

Gross Profit

Gross profit for the quarter-to-date fiscal period ended August 26, 2012 increased by 6.1% to $30.5 million from $28.7 million in the quarter-to-date fiscal period ended August 28, 2011. Gross profit margin for those time periods increased to 58.0% from 56.7%.

Product gross profit for the quarter-to-date fiscal period ended August 26, 2012 increased by 17.2% to $11.4 million from $9.7 million in the quarter-to-date fiscal period ended August 28, 2011. Product profit margin for those time periods increased from

56.0% to 57.4%. The gross increase was due to a significant increase in V-Series revenue, which historically has had higher overall margins as well as increased Linux revenue resulting in higher overall gross margins. Included in this increase is an unfavorable foreign exchange impact of $0.8 million compared to the prior year.

Service gross profit for the quarter-to-date fiscal period ended August 26, 2012 increased by 0.4% to $19.1 million from $19.0 million in the quarter-to-date fiscal period ended August 28, 2011. Service profit margin for those time periods increased from 57.0% to 58.4%. The gross increase was primarily due to increased solution services revenue, lower payroll and benefit costs as a result of reduced headcount as a result of the January 2012 restructuring, lower depreciation as a result of lower capital additions and decreased freight costs. These were partially offset by decreased customer service revenue as a result of unfavorable foreign exchange rates, increased variable compensation resulting from our performance in the quarter-to-date period ended August 26, 2012 and the May 2012 merit increase. Included in the increase is a net unfavorable foreign exchange impact of $0.8 million compared to the prior year.

Research and Development

Research and development expenses for the quarter-to-date fiscal period ended August 26, 2012 decreased by 10.3% to $6.2 million from $6.9 million in the quarter-to-date fiscal period ended August 28, 2011. Research and development expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended August 26, 2012 to 11.8% from 13.7% during the same period in fiscal 2012. The gross decrease was primarily due to lower payroll and benefit costs as a result of our January 2012 restructuring and decreased healthcare costs as a result of lower claims and lower depreciation. These were partially offset by our May 2012 merit increase and increased variable compensation resulting from our performance in the quarter-to-date period ended August 26, 2012.

Sales and Marketing

Sales and marketing expenses for the quarter-to-date fiscal period ended August 26, 2012 increased by 5.4% to $7.9 million from $7.5 million in the quarter-to-date fiscal period ended August 28, 2011. Sales and marketing expenses as a percentage of total revenue increased in the quarter-to-date fiscal period ended August 26, 2012 to 15.0% from 14.7% during the same period in fiscal 2012. Sales and marketing expenses were higher primarily due to our May 2012 merit increase, higher commissions as a result of increased product revenue, increased outsourcing and variable compensation resulting from our performance in the quarter-to-date period ended August 26, 2012. These were partially offset by decreased healthcare costs as a result of lower claims, and lower payroll costs as a result of our January 2012 restructuring. Included in the increase is a net favorable foreign exchange impact of $0.2 million compared to the prior year.

General and Administrative

General and administrative expenses for the quarter-to-date fiscal period ended August 26, 2012 decreased by 1.2% to $5.2 million from $5.2 million in the quarter-to-date fiscal period ended August 28, 2011. General and administrative expenses as a percentage of total revenue decreased in the quarter-to-date fiscal period ended August 28, 2011 to 9.9% from 10.3% in the same time period in fiscal 2012. This gross decrease was primarily due to lower payroll and benefit costs as a result of our January 2012 restructuring and decreased healthcare costs as a result of lower claims. These were partially offset by increased audit fees, our May 2012 merit increase and variable compensation resulting from our performance in the quarter-to-date period ended August 26, 2012.

Restructuring Charges

Restructuring charges for the quarter-to-date fiscal period ended August 26, 2012 were a result of a restructuring program to order to refocus our general sales force as well as a revision of prior period estimates. See Note 4 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.3 million for the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.2 million for our private equity sponsors for the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.1 million for the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the quarter-to-date fiscal period ended August 26, 2012 increased by $2.1 million to $10.9 million from $8.8 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 17.4% to 20.7%. This was primarily due to increased gross profit resulting from increased product revenue, lower payroll and benefit costs as a result of our January 2012 restructuring, decreased U.S. healthcare costs and decreased depreciation charges. These were partially offset by our May 2012 merit increase and increased variable compensation resulting from our performance in the quarter-to-date period ended August 26, 2012. Included in the increase is a net unfavorable foreign exchange impact of $1.3 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the quarter-to-date fiscal period ended August 26, 2012 increased by $0.4 million to $12.4 million from $12.0 million during the same period in fiscal 2012. The increase is due to accretion of interest payable-in-kind under the Second Lien Credit Facility, along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 13.9% for the quarter-to-date fiscal period ended August 26, 2012 and 13.8% for the quarter-to-date fiscal period ended August 28, 2011.

The weighted-average interest rate of the Second Lien Credit Facility was 14.7% for quarter-to-date fiscal period ended August 26, 2012 and 14.9% for the quarter-to-date fiscal period ended August 28, 2011.

Cash interest expense, net related to semi-annual interest payments on the Senior Secured Notes and payments on the Second Lien Credit Facility for the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011 was $7.4 million for both periods.

There were no borrowings under the Revolving Credit Facility during the quarter-to-date fiscal period ended August 26, 2012.

Loss on Extinguishment of Debt

On May 24, 2012, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, we redeemed 4,995 units at 120% which resulted in a loss on extinguishment of debt of $0.9 million. The loss on extinguishment of debt consist of a $0.9 million premium, $0.5 million and $0.2 million write off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consisted of a $1.0 million premium, $0.6 million and $0.2 million write off of a pro-rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the quarter-to-date fiscal periods ended August 26, 2012 and August 28, 2011 was $0.5 million and $1.3 million, respectively. See Note 8 of our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. This was derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the quarter-to-date fiscal period ended August 26, 2012 increased by $0.1 million compared to the same period in fiscal 2012. The increase is primarily due to increased miscellaneous expenses partially offset by decreased foreign exchange losses.

Income Taxes

Income tax expense for the quarter-to-date fiscal period ended August 26, 2012 increased by $0.6 million to $0.9 million compared to $0.3 for the quarter-to-date fiscal period ended August 28, 2011 primarily as a result of the net release of a deferred tax asset valuation allowance in our Irish entity for the quarter-to-date period ended February 27, 2012. In the quarter-to-date fiscal period ended August 26, 2012 and August 28, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions. We are currently under examination by the Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stage. We believe there is no requirement for any income tax reserves based on the current status of the examination.

Year-to-date fiscal period ended August 26, 2012 Compared to the Year-to-date fiscal period ended August 28, 2011

Revenue

Total revenue for the year-to-date fiscal period ended August 26, 2012 increased by 4.8% to $105.1 million from $100.3 million for the year-to-date fiscal period ended August 28, 2011.

	26 weeks ended		Increase (Decrease)
	August 26, 2012	August 28, 2011	$	%
	(Dollars in thousands)
Product revenue	$39,396	$34,236	$5,160	15.1%
Service revenue	65,717	66,033	(316)	(0.5)

Total revenue	$105,113	$100,269	$4,844	4.8%

Product Revenue. Product revenue for the year-to-date fiscal period ended August 26, 2012 increased by 15.1% to $39.4 million from $34.2 million in the year-to-date fiscal period ended August 28, 2011. This increase was attributable to increased legacy product sales. V-Series sales were $7.7 million or 109% greater than the same period last year. This was primarily attributable to significant purchases in Americas and Japan. In EMEA, the growth was related specifically to Italy with major purchases this year by large payment processing companies. ftServer sales were down 6% when compared to last year, and was attributable to Americas & Asia Pacific regions shortfall. Avance grew during this same period by 25% or $239. The growth in Avance occurred in Germany and Asia Pacific. Included in the increase is a net unfavorable foreign exchange impact of $1.0 million, compared to the prior year.

	26 weeks ended		Increase (Decrease)
	August 26, 2012	August 28, 2011	$	%
	(Dollars in thousands)
Continuum	$601	$1,887	($1,286)	(68.2)%
V-Series	14,734	7,050	7,684	109.0

Total Legacy	15,335	8,937	6,398	71.6

Windows	14,189	17,569	(3,380)	(19.2)
Linux	5,064	3,857	1,207	31.3
VMware	3,607	2,911	696	23.9

Total ft Server	22,860	24,337	(1,477)	(6.1)

Avance	1,201	962	239	24.8

Total Product Revenue	$39,396	$34,236	$5,160	15.1%

Service Revenue. Service revenue for the year-to-date fiscal period ended August 26, 2012 decreased by 0.5% to $65.7 million from $66.0 million in the year-to-date fiscal period ended August 28, 2011. Service revenues were basically flat, with a decline in maintenance revenues of $1.4 million or 2.5%, being offset by an increase in solution services revenue of $1.1 million or 11%. The decline in maintenance revenues occurred primarily as a result of a net unfavorable foreign exchange impact of $1.4 million and attrition of our legacy base. These were partially offset by increased product revenue and high attach rates. The large increase in solution services revenues was due to increased managed service fees for credit card authorization support for a major U.S. customer.

Gross Profit

Gross profit for the year-to-date fiscal period ended August 26, 2012 increased by 7.3% to $61.1 million from $56.9 million in the year-to-date fiscal period ended August 28, 2011. Gross profit margin for those time periods increased to 58.1% from 56.8%.

Product gross profit for the year-to-date fiscal period ended August 26, 2012 increased by 23.7% to $23.6 million from $19.1 million in the year-to-date fiscal period ended August 28, 2011. Product profit margin for those time periods increased from 55.8% to 60.0%. The gross increase was due to a significant increase in V-Series revenue, which historically has had higher overall margins. Included in this increase is an unfavorable foreign exchange impact of $1.0 million compared to the prior year.

Service gross profit for the year-to-date fiscal period ended August 26, 2012 decreased by 0.9% to $37.4 million from $37.8 million in the year-to-date fiscal period ended August 28, 2011. Service profit margin for those time periods decreased from 57.2% to 57.0%. The gross decrease was primarily due to lower customer service revenue and increased variable compensation resulting from our performance in the year-to-date period ended August 26, 2012 and our May 2012 merit increase. These were partially offset by decreased depreciation charges, lower healthcare costs as a result of lower claims and lower payroll costs as a result of our January 2012 restructuring. Included in the decrease is a net unfavorable foreign exchange impact of $1.2 million compared to the prior year.

Research and Development

Research and development expenses for the year-to-date fiscal period ended August 26, 2012 decreased by 10.2% to $12.8 million from $14.3 million in the year-to-date fiscal period ended August 28, 2011. Research and development expenses as a percentage of total revenue decreased in the year-to-date fiscal period ended August 26, 2012 to 12.2% from 14.2% during the same period in fiscal 2012. The gross decrease was primarily due to lower payroll costs as a result of our January 2012 restructuring, lower healthcare costs as a result of lower claims, service costs and lower expense material and freight costs. These were partially offset by our May 2012 merit increase and increased variable compensation resulting from our performance in the year-to-date period ended August 26, 2012.

Sales and Marketing

Sales and marketing expenses for the year-to-date fiscal period ended August 26, 2012 increased by 4.7% to $16.0 million from $15.2 million in the year-to-date fiscal period ended August 28, 2011. Sales and marketing expenses as a percentage of total revenue for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011 was 15.2%. Sales and marketing expenses were higher primarily due to our May 2012 merit increase, higher commissions as a result of increased product revenue, increased marketing event costs, increased costs of incentive programs for our sales team, increased temporary help, recruiting and outsourcing and variable compensation resulting from our performance in the year-to-date period ended August 26, 2012. These were partially offset by lower payroll costs as a result of our January 2012 restructuring. Included in the increase is a net favorable foreign exchange impact of $0.2 million compared to the prior year.

General and Administrative

General and administrative expenses for the year-to-date fiscal period ended August 26, 2012 decreased by 5.3% to $10.4 million from $11.0 million in the year-to-date fiscal period ended August 28, 2011. General and administrative expenses as a percentage of total revenue decreased in the year-to-date fiscal period ended August 28, 2011 to 9.9% from 11.0% in the same time period in fiscal 2012. This gross decrease was primarily due to a decrease in retention charges, lower payroll costs as a result of our January 2012 restructuring, lower outsourcing costs and decreased healthcare costs as a result of lower claims. These were partially offset by our May 2012 merit increase and variable compensation resulting from our performance in the year-to-date period ended August 26, 2012.

Restructuring Charges

Restructuring charges for the year-to-date fiscal period ended August 26, 2012 were a result of a restructuring program to order to refocus its general sales force partially offset by a revision of prior period estimates. See Note 4 of these unaudited interim consolidated financial statements.

Management Fees

Management fees of $0.6 million for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011 were included as operating expenses. These are primarily comprised of fees of approximately $0.4 million for our private equity sponsors for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively. These fees are accrued and will be paid only after fully satisfying our debt obligations. Additionally, on April 30, 2010 we entered into a four year agreement with an investment bank for advisory services and incurred expenses of approximately $0.2 million for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

Profit from Operations

As a result of the above factors profit from operations for the year-to-date fiscal period ended August 26, 2012 increased by $5.4 million to $21.2 million from $15.8 million during the same time period in fiscal 2012. Operating margin for those time periods increased from 15.7% to 20.2%. This was primarily due to increased gross profit, lower payroll costs as a result of our January 2012 restructuring, decreased depreciation charges as well as lower retention charges. These were partially offset by our May 2012 merit increase and increased variable compensation resulting from our performance in the year-to-date period ended August 26, 2012. Included in the increase is a net unfavorable foreign exchange impact of $2.1 million compared to the prior year.

Interest Expense, Net

Interest expense, net for the year-to-date fiscal period ended August 26, 2012 increased by $0.8 million to $24.9 million from $24.1 million during the same period in fiscal 2012. The increase is due to accretion of interest payable-in-kind under the Second Lien Credit Facility, along with increased amortization of debt discounts and deferred financing fees.

The weighted-average interest rate of the Senior Secured Notes was 14.0% and 13.8% for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

The weighted-average interest rate of the Second Lien Credit Facility was 14.9% for year-to-date fiscal periods ended August 26, 2012 and August 28, 2011, respectively.

Cash interest expense, net related to semi-annual interest payments on the Senior Secured Notes and payments on the Second Lien Credit Facility for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011 was $15.0 million and $15.1 million, respectively.

There were no borrowings under the Revolving Credit Facility during the year-to-date fiscal period ended August 26, 2012.

Loss on Extinguishment of Debt

On May 25, 2012, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 27, 2012, we redeemed 4,995 units at 120% which resulted in a loss on extinguishment of debt of $0.9 million. The loss on extinguishment of debt consist of a $1.0 million premium, $0.5 million and $0.2 million write-off related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.7 million gain on the reduction of the ECF derivative liability.

On May 31, 2011, we made an ECF offer to the Senior Secured Note holders to redeem 5,000 units at a redemption price of 120%. On June 30, 2011, we redeemed 4,997 units at 120% which resulted in a $1.2 million loss on extinguishment of debt. The loss on extinguishment of debt consist of a $1.0 million premium, $0.6 million and $0.2 million write-off of a pro rata portion of related debt discount and deferred finance fees, respectively, and $0.1 million of related fees offset by a $0.6 million gain on the reduction of the ECF derivative liability.

Loss on Change in Fair Value for Embedded Derivatives

Loss on change in fair value for embedded derivatives for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011 was $0.8 million and $1.6 million, respectively. See Note 8 of our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. This was derived using a valuation model that utilizes the income valuation approach. This valuation model takes into account cash flows expected to be generated over the instrument’s remaining life, the contract terms and other inputs such as management’s estimation of the probability of certain events, as well as other data points.

Other Expense, Net

Other expense, net for the year-to-date fiscal periods ended August 26, 2012 and August 28, 2011 were $0.4 million. This was the result of an increase in miscellaneous expenses offset by a decrease in foreign exchange losses.

Income Taxes

Income tax expense for the year-to-date fiscal period ended August 26, 2012 increased by $1.1 million to $1.7 million compared to $0.6 for the year-to-date fiscal period ended August 28, 2011 primarily as a result of the net release of a deferred tax asset valuation allowance in our Irish entity for the year-to-date period ended February 27, 2012. In the year-to-date fiscal period ended August 26, 2012 and August 28, 2011, the effective tax rate was significantly more than the U.S. statutory rate primarily as a result of realizing taxable income in certain foreign jurisdictions and not reflecting significant tax benefits for losses in other jurisdictions. We are currently under examination by the Internal Revenue Service for our fiscal 2010 and fiscal 2011 Federal income tax return. The audit is currently in its discovery stage. We believe there is no requirement for any income tax reserves based on the current status of the examination.

New Accounting Guidance

In May 2011, a pronouncement was issued that requires us to report the level in the fair value hierarchy of assets and liabilities not measured at fair value in the balance sheet but for which the fair value is disclosed, and to expand existing disclosures. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied prospectively. We adopted this pronouncement on February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flow.

In June 2011, a pronouncement was issued that amended the guidance allowing the presentation of comprehensive income and its components in the statement of changes in equity. The pronouncement provides the option to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The methodology for the computation and presentation of earnings per share remains the same. The pronouncement is effective for fiscal years beginning after December 15, 2011 and is to be applied retrospectively. We adopted this pronouncement as of February 27, 2012. As this pronouncement relates to disclosure only, the adoption did not have a material impact on our consolidated financial condition, results of operations or cash flows.

In September 2011, a pronouncement was issued that amended the guidance for goodwill impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step goodwill impairment test. The methodology for how goodwill is calculated, assigned to the reporting unit and the application of the two step goodwill impairment test have not been revised. The pronouncement is effective for fiscal years beginning after December 15, 2011. We adopted this pronouncement as of February 27, 2012. The adoption of this new accounting standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

In July 2012, a pronouncement was issued that amended the guidance for indefinite lived intangible impairment testing. The pronouncement allows an entity to perform an initial qualitative assessment to determine whether it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount. This assessment is used as a basis for determining whether it is necessary to perform the two step impairment test. The methodology for how the value of indefinite lived intangible assets are calculated, assigned to the reporting unit and the application of the two step impairment test have not been revised. The pronouncement is effective for fiscal years beginning after September 15, 2012. We will adopt this pronouncement as of February 25, 2013. We expect that the adoption of this new accounting standard will not have a significant impact on our consolidated financial position, results of operations or cash flows.

Capital Expenditures

Total capital expenditures for the quarter-to-date and year-to-date fiscal periods ended August 26, 2012 were $1.5 million and $2.9 million, compared to $1.0 and $1.8 million in the quarter-to-date and year-to-date fiscal periods ended August 28, 2011, respectively. The increase was primarily related to purchases of computer hardware equipment used primarily in our customer service and research and development organizations.

Pursuant to the terms of the indenture governing the Notes, capital expenditures are currently limited to $10.0 million per year.

Liquidity and Capital Resources

At August 26, 2012 our cash and cash equivalents were $24.4 million, compared to $27.5 million at February 26, 2012. This decrease was primarily due to the timing of semi-annual interest payments related to our Senior Secured Notes, an ECF payment related to our Senior Secured Notes, the acquisition of DRA (see Note 3 to these unaudited consolidated financial statements) and the acquisition of property and equipment. These were partially offset by cash provided by operations. We hold our cash and cash equivalents predominantly in U.S. dollars, euros, Japanese yen and British pounds sterling.

Net cash provided by operating activities in the year-to-date fiscal period ended August 26, 2012 was $6.5 million compared to net cash provided by operating activities of $3.2 million in the year-to-date fiscal period ended August 28, 2011. Net cash generated from operating activities increased primarily due to improved profit from operations and the timing of accrued expenses partially offset by the timing of accounts receivable and deferred revenue.

Net cash used in investing activities in the year-to-date fiscal period ended August 26, 2012 was $4.2 million compared to $1.8 million in the year-to-date fiscal period ended August 28, 2011. This increase was primarily due to increased capital expenditures and the acquisition of DRA (see Note 3 to these unaudited consolidated financial statements). Capital expenditures in the year-to-date fiscal period ended August 26, 2012 and August 28, 2011 were $2.9 million and $1.8 million, respectively. During these fiscal periods, capital expenditures were primarily related to testing and computer hardware equipment used in customer service and research and development.

Net cash used in financing activities decreased to $5.0 million in the year-to-date fiscal period ended August 26, 2012 compared to $5.3 million in the year-to-date fiscal period ended August 28, 2011. Net cash used in the year-to-date fiscal period ended August 26, 2012 was due to a debt payment of $5.0 million. Net cash used in the year-to-date fiscal period ended August 28, 2011 was due to a debt payment of $5.0 million and debt and equity issuance fees of $0.3 million.

At August 26, 2012 we had debt obligations totaling $298.6 million, partially offset by $24.4 million of cash and cash equivalents. At February 26, 2012, we had debt obligations totaling $299.5 million, partially offset by $27.5 million in cash and cash equivalents.

                As of August 26, 2012, in addition to the cash on hand of $24.4 million, we had $24.0 million available for borrowing under our Revolving Credit Facility which matures September 29, 2014. There were no cash borrowings outstanding at August 26, 2012 but there was a $1.0 million stand-by letter of credit applied against the Revolving Credit Facility. Under the Revolving Credit Facility, certain financial tests are required when an ECF offer or asset sale offer is consummated under the Senior Secured Notes which include (i) consolidated liquidity of no less than $15.0 million and (ii) outstanding borrowings and stand-by letter of credit obligations under the Revolving Credit Facility not in excess of $15.0 million. It is also an event of default under the indenture governing the Senior Secured Notes for borrowings and stand-by letter of credit obligations under the Revolving Credit Facility to exceed $15.0 million immediately following the consummation of an ECF offer. Upon consummation of the ECF payment on June 27, 2012, we were in compliance with all covenants.

The Revolving Credit Facility contains an interest coverage requirement which requires us to maintain a ratio of Consolidated EBITDA (as calculated thereunder, presented as Adjusted EBITDA elsewhere in this report) to cash interest expense of at least 1.15 to 1.00 through the quarter ending February 24, 2013, at least 1.20 to 1.00 through the quarter ending November 24, 2013, and at least 1.25 to 1.00 thereafter. Such interest coverage ratio is measured for the preceding twelve months on a quarterly basis, as of the last date of each fiscal quarter. For the purposes of calculating such interest coverage ratio, cash interest expense is calculated net of interest income and is deemed to exclude (i) fees payable on accounts of letters of credit, (ii) net costs associated with certain swap agreements and (iii) interest expense in respect of costs of debt issuance or customer deposits. As a result, the interest coverage ratio as calculated pursuant to the Revolving Credit Facility was 1.71 to 1.00 for the twelve month period ended August 26, 2012.

In addition, our debt agreements contain certain covenants that also restrict our ability to pay dividends, make investments or acquisitions, enter into transactions with affiliates, dispose assets or enter into business combinations, incur or guarantee additional indebtedness, create or permit to exist certain liens, pledge assets or engage in sale-leaseback transactions, and make capital expenditures greater than a certain maximum amount. We were in compliance with those covenants as of August 26, 2012.

Pursuant to the bye-law provisions that govern the preference shares of Bermuda Holdings, each holder of preference shares may require Holdings, upon written request, to redeem all, but not less than all, of its outstanding preference shares. However, no holder of preference shares is permitted to exercise its redemption rights until the later of

(i) 91 days after the earlier of the stated maturity date or the first date on which no Notes are outstanding and

(ii) 91 days after the earlier of the stated maturity date or the first date on which no indebtedness under the Second Lien Credit Facility is outstanding.

As of August 26, 2012, the redemption value of the Series A and Series B Preference Shares totaled $113.6 million and $61.1 million, respectively. If Bermuda Holdings cannot fulfill the redemption request, the holders of the preference shares have the right to appoint five additional directors to the board of Bermuda Holdings and if the request is not fully redeemed within 90 days, the holders of a majority of the then issued preference shares may require Holdings to use reasonable efforts to sell itself or enter into another transaction necessary to produce sufficient proceeds to permit the payment in full of the redemption price.

If there are changes to our business operations or changes in tax laws, we could be subject to a significant income tax liability as detailed in “Liquidity and Capital Resources” of our fiscal 2012 annual report on Form 20-F.

We believe our cash on hand, expected future operating cash inflows and borrowings available under our Revolving Credit Facility will be sufficient to fund operations, debt payment requirements and capital expenditures and to maintain compliance with the covenants under our debt agreements over the next twelve month period. Funding requirements for our debt requirements, operating leases and purchase obligations may be found on our fiscal 2012 annual report on Form 20-F, under “— Tabular Disclosure of Contractual Obligations.” There can be no assurance that our cash flow from operations, combined with additional borrowings under the Revolving Credit Facility, will be available in an amount sufficient to enable us to repay our indebtedness or fund our other liquidity needs or planned capital expenditures. We may need to refinance all or a portion of our indebtedness obligations on or before their respective maturities. There can be no assurance that we will be able to refinance any of our indebtedness obligations on commercially reasonable terms or at all. We currently anticipate that we will not have the funds to repay the debt upon maturity and will most likely seek to refinance or restructure the debt in the future.

Off-Balance Sheet Arrangements

We enter into standard sales contracts and agreements containing intellectual property infringement indemnification provisions. Pursuant to these provisions, we indemnify, hold harmless and agree to reimburse the indemnified party for, among other losses, losses suffered or incurred by the indemnified party (generally business partners or customers) in connection with certain patent, copyright or other intellectual property infringement claims in the countries in which we operate by any third party with respect to our products. The term of these indemnification provisions is generally perpetual and effective from the time of the sale of the product. The maximum potential amount of future payments that we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements and management is not aware of any pending, threatened or unasserted claims regarding these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 26, 2012 and February 26, 2012, respectively.

As permitted under Bermuda and Delaware law, we are permitted and have agreed to indemnify our officers and directors for certain events or occurrences while the officer or director is, or was, serving at our request in such capacity. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a Director and Officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. The aggregate limit on this insurance policy is $20.0 million. As a result of this insurance policy coverage, we believe the estimated fair value of these indemnification arrangements is minimal. All of these indemnification arrangements were grandfathered under the provisions of Accounting Standards Codification Topic 460, Guarantees, as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these agreements as of August 26, 2012 and February 26, 2012, respectively.

Certain of our subsidiaries entered into an indemnity agreement with Platinum Equity, LLC (“Platinum”) as part of the purchase of Cemprus, LLC. Under the indemnity agreement, such subsidiaries agreed to indemnify Platinum against certain claims arising after the purchase of Cemprus, LLC. The indemnification obligations are limited to claims respecting certain obligations of Platinum under its Cemprus, LLC acquisition agreement with Alcatel-Lucent SA, certain related Platinum guarantees associated with that transaction and a certain letter agreement with Hewlett-Packard for certain product and license agreements between Cemprus, LLC and Hewlett-Packard. We have never incurred costs to defend lawsuits or settle claims related to these agreements. As a result, we believe the estimated fair value of these agreements is minimal. Accordingly, no liabilities have been recorded for these agreements as of August 26, 2012 and February 26, 2012, respectively.

Critical Accounting Policies and Significant Estimates

Our unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. Preparation of these statements requires management to make significant judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found on our fiscal 2012 annual report on Form 20-F, under “Item 5. Operating and Financial Review and Prospects”. There have been no material changes to the Accounting Policies or our application of the Accounting Policies, as disclosed in our fiscal 2012 annual report on Form 20-F.

Legal Proceedings

On January 9, 2012, we learned that VMOOM, a general partnership located in San Marino, California (the “Plaintiff”), filed a complaint against us in the Los Angeles Superior Court (the “State Court”). The complaint asserted claims for breach of contract, interference with present and prospective economic relationships and economic advantages, fraud, and equitable indemnity and comparative contribution, alleging that we breached our contractual obligations by our late delivery and our failure to deliver to computer systems valued at approximately $0.9 million, on or before the dates requested, resulting in damage to the Plaintiff in the form of penalties and lost immediate and future business.

In February 2012, we removed the action to the Federal Court Central District of California, and filed a motion to dismiss all claims except for the breach of contract claim, and to bar damages beyond those allowed under the limitation of damages provision in the contract (value of the products at issue). We also filed an opposition to Plaintiff’s motion to remand to State Court.

On March 19, 2012, Plaintiff filed a First Amended Complaint withdrawing two of its claims from its initial complaint and alleging damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law. On April 2, 2012, we filed a motion to dismiss all claims against the Company except for the breach of contract claims.

On April 24, 2012, the Federal Court ruled, without oral argument, on our dismissal and remand motions, dismissing the equitable indemnity/contributions claim, applying Massachusetts law and the limitations of liability provision to the Plaintiff’s claims, dismissing Plaintiff’s request for consequential and punitive damages, and denying Plaintiff’s remained motion, and allowing Plaintiff to file an amended complaint, if it chose to do so.

On May 11, 2012, Plaintiff served on us its Second Amended Complaint, essentially reasserting all the claims in its First Amended Complaint, plus an additional claim of breach of fiduciary duty and seeking damages of $11.8 million, along with punitive damages between two and three times the amount of its actual damages, plus attorneys’ fees and costs as allowed by law, essentially the same as sought by Plaintiff in the First Amended Complaint.

On May 31, 2012, we filed a motion to dismiss all claims for damages beyond those allowed under the limitations of liability provisions in the contract as well as the claims for equitable indemnity/contribution and breach of fiduciary duty. Those motions are set for hearing on August 20, 2012.

On or about September 10, 2012, Plaintiff’s attorney again expressed a desire to engage in settlement discussions. After our repeated follow up inquiries we heard nothing further from Plaintiff regarding settlement discussions.

On September 12, 2012, the Court granted our motions to dismiss in their entirety, without leave to amend. The case remains in federal court, and the claims are limited to breach of contract, intentional interference and fraud, and the damages are limited to the limitations clause in the contract in litigation in this case.

On or about October 2, 2012, we presented to our legal counsel a time limited offer to settle the case and all claims for $0.1 million.

On October 5, 2012, legal counsels discussed the case, an extension of the case schedule and our settlement offer. VMOOM counsel stated that the offer was unacceptable and they would have to consult further with their client as to whether a counter offer from VMOOM would be proposed. The parties plan to schedule a follow-up meeting to close this matter.

We intend to vigorously defend this case and we believe we have valid legal defenses and counter claims against Plaintiff. We have recorded $0.1 million in the quarter-to-date and year-to-date periods ended August 26, 2012 to reflect the settlement offer made on, or about October 2, 2012.